Exhibit 99.100
A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Blue Pearl Mining Ltd. at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6, telephone (416) 860-1438, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Blue Pearl Mining Ltd. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and, except pursuant to exemptions from registration under the U.S. Securities Act and applicable state securities laws, may not be offered or sold, directly or indirectly, within the United States of America or to U.S. persons. See “Plan of Distribution”.
PRELIMINARY SHORT FORM PROSPECTUS

New Issue	September 11, 2006
BLUE PEARL MINING LTD.
$●
● Subscription Receipts, each representing the right to receive One Common Share and One-Half of One Common Share Purchase Warrant
Blue Pearl Mining Ltd. (the “Corporation” or “Blue Pearl”) is hereby offering to the public ● subscription receipts (the “Subscription Receipts”) at a price of $ ● (the “Offering Price”) per Subscription Receipt (the “Offering”). Each Subscription Receipt will entitle the holder thereof to receive one common share (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”), without payment of additional consideration and without any further action by holders of Subscription Receipts, upon satisfaction of the Escrow Release Conditions (as defined herein). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $● at any time before 5:00 p.m. (Toronto time) on the date that is five years after the closing date of the Offering (the “Closing Date”). The Subscription Receipts will be issued and sold pursuant to an agency agreement (the “Agency Agreement”) between GMP Securities L.P., UBS Securities Canada Inc., Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. (collectively, the “Agents”) and the Corporation. The Offering Price was determined by negotiation between the Corporation and the Agents. See “Plan of Distribution”.
The Corporation is offering the Subscription Receipts to finance a portion of the consideration payable in connection with the acquisition (the “Thompson Creek Acquisition”) of Thompson Creek Metals Company (“Thompson Creek”) by Blue Pearl. See “The Corporation — Acquisition of Thompson Creek Metals Company” and “Use of Proceeds”.

The gross proceeds from the Offering of $ ● million, or $ ● million if the Over-Allotment Option (as defined below) is exercised in full, (the “Escrowed Funds”) will be deposited at the closing of the Offering in escrow with Equity Transfer & Trust Company, as escrow agent (the “Escrow Agent”), and invested in short term investment grade debt obligations pending satisfaction of the Escrow Release Conditions. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on November 30, 2006 (the “Deadline”), each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action by holders of Subscription Receipts, and the Escrow Agent will pay to the Agents their fee and out-of-pocket disbursements and release the balance of the Escrowed Funds (together with interest or other income earned thereon) to the Corporation to facilitate the closing of the Thompson Creek Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Thompson Creek Acquisition Agreement (as defined herein) is terminated prior to such time (in either case the “Termination Time”), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price and their pro rata portion of interest or other income earned thereon (less applicable withholding tax, if any). See “Use of Proceeds” and “Plan of Distribution”.
The Corporation does not intend to apply to list or post for trading the Subscription Receipts on any stock exchange or other market. The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BLE” and trades in the Regulated Unofficial Market of the Frankfurt Stock Exchange (the “FSX”) under the symbol “A6R”. On September 8, 2006, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $6.01. The Corporation has applied to list the Common Shares and Warrants distributed under this short form prospectus and the Common Shares issuable upon exercise of the Warrants on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price: $ ● per Subscription Receipt

	Price to				Net Proceeds
	the Public		Agents’ Fee(1)		to the Corporation(2)(3)
Per Subscription Receipt	$	●	$	●	$	●
Total	$	●	$	●	$	●

(1)	In consideration for the services rendered by the Agents in connection with the Offering, the Corporation has agreed to pay the Agents a fee of $ ●, representing 4.5% of the gross proceeds of the Offering. In addition, the Corporation has agreed to pay GMP Securities L.P. a fee of $ ●, representing 1.0% of the gross proceeds of the Offering, for its advisory services to Blue Pearl relating to the Thompson Creek Acquisition. No additional commission or fee will be payable to the Agents in connection with the issuance of the Common Shares or Warrants upon the exchange of the Subscription Receipts or upon the exercise of the Warrants. See “Plan of Distribution”.

(2)	After deducting the Agents’ fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $ ●, and which will be paid from the proceeds of the Offering.

(3)	The Corporation will grant the Agents an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Agents, for a period of 30 days from the closing of the Offering, under which the Agents may offer for sale up to an additional ●, Subscription Receipts at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Subscription Receipts issued upon exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. If the Over-Allotment Option is exercised in full, the total price to the public, the Agents’ fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be $ ●, $ ● and $ ●, respectively. See “Plan of Distribution” and the table below:

Agents’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	● Subscription Receipts	Up to 30 days from the closing of the Offering	$●

An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this short form prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.
The Agents conditionally offer the Subscription Receipts, on a best efforts basis, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Agents by Goodman and Carr LLP.
UBS Securities Canada Inc. is an affiliate of UBS Loan Finance LLC and UBS Securities LLC which have entered into a commitment letter with Blue Pearl for loan facilities in the aggregate amount of US$475 million to finance a portion of the purchase price for the Thompson Creek Acquisition. See “The Corporation – Debt Financing”. Accordingly, under applicable Canadian securities legislation, Blue Pearl may be considered to be a “connected issuer” to UBS Securities Canada Inc. See “Relationship Between Blue Pearl and UBS Securities Canada Inc.” UBS Securities LLC has also acted as financial advisor to Thompson Creek and the Thompson Creek Vendors (as defined herein) in connection with the Thompson Creek Acquisition.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about October 5, 2006, or on such other date as may be agreed upon by the Corporation and the Agents, but in any event not later than ●, 2006 (the “Closing”). A certificate or certificates representing the Subscription Receipts will be issued in registered form only to The Canadian Depositary for Securities Limited (“CDS”) or its nominee and will be deposited with CDS on Closing. The Corporation will issue the certificate or certificates representing the Common Shares and Warrants issuable upon exchange of the Subscription Receipts in registered form only to CDS on the date of issue of the Common Shares and Warrants. Notwithstanding the foregoing, Subscription Receipts, Common Shares and Warrants issued in the United States or to U.S. persons will be in the form of a definitive certificate delivered to the holders thereof. See “Plan of Distribution”.
The Agents may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above which might otherwise prevail in the open market. See “Plan of Distribution”.
All monetary amounts used herein are stated in Canadian dollars, unless otherwise indicated. On September 8, 2006, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.12 or Cdn$1.00 = US$0.89. For the week ending September 8, 2006, the closing exchange rate for Canadian dollars in terms of the European Monetary Union euro, as quoted by the Bank of Canada, was €1.00 = Cdn$1.42 or Cdn$1.00 = €0.70. On September 8, 2006, the molybdenum price in United States dollars per pound for Europe drummed oxide, as quoted in Platt’s Metals Week, was between US$27.50 and US$28.00.
The Corporation’s head and registered office is located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     This short form prospectus and the documents incorporated by reference herein contain “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, Thompson Creek, their subsidiaries and their projects, the future price of molybdenum, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks (including environmental risks at the Thompson Creek Mine and the Endako Mine (as defined herein)), reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, Thompson Creek and/or their subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of the Corporation and Thompson Creek; risks related to the impact that the significant indebtedness resulting from the Thompson Creek Acquisition will have on the Corporation’s ability to operate its business; risks related to the Corporation’s ability to pursue business activities as a result of restrictive covenants in the Loan Facilities (as defined herein); general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the age of the Langeloth Plant (as defined herein); structural compromise and old equipment at the Endako Mine; accidents, labour disputes and other risks of the mining industry; access to skilled labour; relations with employees; dependence upon key management personnel and executives; political instability, insurrection or war; disruption of transportation services; increased transportation costs; delays in obtaining governmental permits and approvals or financing or in the completion of development or construction activities; the lack of a market for active trading of Subscription Receipts and the elasticity of the Corporation’s share price, as well as those factors discussed in the section entitled “Risk Factors” in this short form prospectus. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this short form prospectus and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
FINANCIAL INFORMATION
     The consolidated financial statements of Blue Pearl incorporated by reference in this short form prospectus are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements of Thompson Creek included in this short form prospectus are reported in United States dollars and have been prepared in accordance with United States generally accepted accounting principles. The pro forma consolidated financial statements of Blue Pearl included in this short form prospectus are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.
DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Blue Pearl at 6 Adelaide Street West, Suite 500, Toronto, Ontario, M5C 1H6, telephone (416) 860-1438, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Blue Pearl at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
     The following documents, filed by the Corporation with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the annual information form (the “Annual Information Form”) of Blue Pearl dated March 27, 2006 for the financial year ended December 31, 2005;

(b)	the audited comparative consolidated financial statements of Blue Pearl as at, and for the financial years ended, December 31, 2005 and 2004, together with the auditors’ report and the notes thereto;

(c)	management’s discussion and analysis for the financial year ended December 31, 2005;

(d)	the unaudited comparative consolidated financial statements of Blue Pearl as at, and for the six months ended, June 30, 2006 and 2005, together with the notes thereto;

(e)	management’s discussion and analysis for the six months ended June 30, 2006;

(f)	the management information circular of Blue Pearl dated March 21, 2006 prepared in connection with the annual meeting of shareholders of Blue Pearl held on May 11, 2006;

(g)	the material change report of Blue Pearl filed on March 3, 2006 relating to the signing of a Memorandum of Understanding with the Endako Mine Joint Venture (as defined herein) for construction of a milling circuit to process ore from the Davidson Project (as defined herein); and

(h)	the material change report of Blue Pearl filed on September 8, 2006 relating to the Thompson Creek Acquisition and the Debt Financing (as defined herein).
     Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
     In particular, the unaudited comparative financial statements of Blue Pearl as at, and for the six months ended June 30, 2006 and 2005 are hereby modified and superseded by deleting note 3 (i) and replacing it with the following:

     A summary of the transactions in the warrants account in 2006 is as follows:

	Number of
	Warrants	Amount
At December 31, 2005	9,857,871	$783,066

Private placement (a)	700,000	12,000

Agents compensation warrants	75,950	123,328

Exercise of warrants	(3,430,446)	(416,871)

At June 30, 2006	7,203,375	$501,523

a)	The amount allocated to these warrants was determined by deducting the fair value of the common shares issued from the private placement proceeds.
ELIGIBILITY FOR INVESTMENT
     In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Goodman and Carr LLP, counsel to the Agents, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided the Common Shares are listed on a prescribed stock exchange, the Subscription Receipts, if issued on the date hereof, and the Common Shares and Warrants, if acquired on the exchange of a Subscription Receipt, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan.

PROSPECTUS SUMMARY
The following is a summary of the principal features of the Offering and should be read in conjunction with the more detailed information and financial data and financial statements contained elsewhere in this short form prospectus. Readers should carefully review the entire contents of this short form prospectus, including the section entitled “Risk Factors”, and consult their legal and other professional advisors having relevant experience.

Offering:	● Subscription Receipts. The Corporation will create and issue the Subscription Receipts pursuant to a subscription receipt agreement among the Corporation, Equity Transfer & Trust Company, as escrow agent thereunder (the “Escrow Agent”), and the Agents. Upon exchange, each Subscription Receipt will entitle the holder thereof to receive one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action by the holders of Subscription Receipts. Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $● at any time before 5:00 p.m. (Toronto time) on the date that is five years from the Closing Date.

Over-Allotment Option:	The Corporation will grant the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Agents, for a period of 30 days from the Closing Date, under which the Agents may offer for sale up to an additional ● Subscription Receipts at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”. In the event that the Agents exercise the Over-Allotment Option after the closing of the Thompson Creek Acquisition, then the Corporation will issue the appropriate number of Common Shares and Warrants in lieu of Subscription Receipts.

Amount of Offering:	$● ($● if the Over-Allotment Option is exercised in full).

Escrow of Proceeds:	The gross proceeds from the Offering (the “Escrowed Funds”) will be deposited at the closing of the Offering in escrow with the Escrow Agent and invested in short term investment grade debt obligations pending satisfaction of certain conditions (the “Escrow Release Conditions”), including:
(i) all of the conditions precedent contained in the Thompson Creek Acquisition Agreement have been fulfilled or waived to the Corporation’s satisfaction, any waivers under or amendments to the Thompson Creek Acquisition Agreement shall not cause this short form prospectus to contain a misrepresentation (as defined in securities legislation), and the parties to the Thompson Creek Acquisition Agreement are prepared to close on the next business day; and (ii) the Corporation and GMP Securities L.P. have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on November 30, 2006 (the “Deadline”), each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action by holders of Subscription Receipts, and the Escrow Agent will pay to the Agents their fee and out-of-pocket disbursements and release the balance of the Escrowed Funds (together with interest or other income earned thereon) to the Corporation to facilitate the closing of the Thompson Creek Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Thompson Creek Acquisition Agreement (as defined herein) is terminated prior to such time (in either case the “Termination Time”), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price and their pro rata portion of interest or other income earned thereon (less applicable withholding tax, if any). If the closing of the Offering is to occur concurrently with the closing of the Thompson Creek Acquisition, or if the Over-Allotment Option is exercised concurrently with or after the closing of the Thompson Creek Acquisition, the appropriate number of Common Shares and Warrants will be issued directly to purchasers hereunder in place of Subscription Receipts. In such event, the proceeds of the Offering will not be held in escrow. See “Use of Proceeds” and “Plan of Distribution”.

Use of Proceeds:	The net proceeds to the Corporation from the Offering are estimated to be $● million ($● million if the Over-Allotment Option is exercised in full), after deducting the Agents’ fees and the estimated expenses of the Offering. The Corporation intends to use the net proceeds from the Offering, together with the net proceeds from the Debt Financing, to fund the purchase price for the Thompson Creek Acquisition of US$575 million, for transaction costs relating to the Thompson Creek Acquisition, the Offering and the Debt Financing (approximately $● million) and for general corporate and working capital purposes. See “Use of Proceeds”.

Risk Factors:	An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this short form prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.

THE CORPORATION
          Unless the context otherwise suggests, references to the “Corporation” refer to Blue Pearl Mining Ltd. and its subsidiaries and joint ventures after giving effect to the Thompson Creek Acquisition and references to “Blue Pearl” refer to Blue Pearl Mining Ltd. and its subsidiaries prior to the Thompson Creek Acquisition.
Business of the Corporation
          Blue Pearl is a Canadian mineral exploration company that has been focusing its exploration efforts on its Davidson property (the “Davidson Project”) which contains a high-grade underground molybdenum deposit near Smithers, British Columbia.
          Blue Pearl recently agreed to acquire Thompson Creek, a private Colorado company with producing molybdenum mines and processing facilities in Canada and the United States, for aggregate consideration on closing of US$575 million, monies in respect of accounts receivable of Thompson Creek and its subsidiaries in excess of US$23.35 million and in respect of molybdenum inventories in excess of 7.9 million pounds, plus a contingency payment over the next three years as described under “Acquisition of Thompson Creek Metals Company” below. Upon completion of the Thompson Creek Acquisition, the Corporation will be an integrated base metals mining company and the Corporation believes it will become the world’s largest publicly traded stand-alone molybdenum producer and will rank among the top five overall molybdenum producers worldwide. The Corporation will:
•	indirectly own 100% of the Thompson Creek producing open-pit molybdenum mine and concentrator with a design capacity of 25,000 tons per day (the “Thompson Creek Mine”) located in Idaho, United States (see “Summary of Mineral Resource and Mineral Reserve Estimates” below);

•	indirectly own 75% of the Endako producing open-pit molybdenum mine, concentrator with a name plate capacity of 30,000 tonnes per day and roaster with a capacity of 14,000 to 16,000 kilograms per day (the “Endako Mine”) located in British Columbia, Canada (see “Summary of Mineral Resource and Mineral Reserve Estimates” below);

•	indirectly own 100% of a metallurgical refinery plant (the “Langeloth Plant”) located in Langeloth, Pennsylvania which has a roasting capacity of 35 million pounds of molybdenum per year;

•	continue to indirectly own 100% of the Davidson Project;

•	have a mineral land position of approximately 18,066 hectares located in Idaho, United States and British Columbia, Canada, offering potential for further mineral discoveries; and

•	have an experienced mine and production management team, and a stable workforce.

Overview of Thompson Creek Metals Company
     Thompson Creek was founded in 1993 for the purpose of acquiring the Thompson Creek Mine and the Langeloth Plant. Thompson Creek mines, produces, markets and distributes its molybdenum products worldwide, with 50% to 60% of the output exported internationally and the remainder sold domestically. Blue Pearl believes that Thompson Creek’s main competitive strengths are its fully integrated mining, milling and processing operations. With two mines and two processing plants, Thompson Creek does not need to rely on third-party processors.
     The Thompson Creek Mine produces high quality molybdenum only found at primary mines. This type of molybdenum is particularly suitable as a chemical catalyst. Thompson Creek is one of the few primary producers of molybdenum and one of even fewer producers with sole exposure to molybdenum. In 2005, Thompson Creek was the fifth largest molybdenum producer in the world and the largest primary producer, distributing 9% of the world molybdenum supply. Blue Pearl believes that high quality molybdenum gives Thompson Creek a competitive advantage in the chemical catalyst market, which is much less volatile than the steel end-market and chemical catalyst grade molybdenum commands a premium price.
     Thompson Creek prices its products based on the previous month’s average molybdenum prices as listed in Ryan’s Notes and Platt’s Metals Week. Thompson Creek typically enters into annual contracts for specified volumes with prices based on published prices. Sales are handled by Thompson Creek, as well as through several commission-based agents. Approximately 70% of Thompson Creek’s sales are through contract pricing and approximately 30% are based on spot pricing. There are currently no hedging opportunities available for molybdenum prices.
     In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek Mine which takes effect on January 1, 2008, pursuant to which Thompson Creek agreed to sell 5%, estimated to be four million pounds, of all technical grade molybdic oxide from Phase 6 of the

Thompson Creek Mine plan (the “Product”), at a price of not less than US$4.50 or more than US$7.50 per pound of molybdenum derived from the Product.
     Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment, with a floor of US$4.50 per pound of molybdenum, such agreement to take effect on the first day following the first two month period during which Thompson Creek Mine’s concentrator has produced at least 100,000 pounds of molybdenum disulfide from the Phase 6 reserves.
Summary of Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated mineral resources for the Thompson Creek Mine as of April 30, 2006, for the Endako Mine as of September 30, 2005 and for the Davidson Project as of December 17, 2004:
Measured, Indicated and Inferred Mineral Resources (4)

				Contained
Mine	Category	Tonnes	Molybdenum Grade	Molybdenum
		(millions)	(%)	(millions of pounds)
Thompson Creek (1)	Measured	55.7	0.104	127.9
	Indicated	122.9	0.090	242.7

	Measured + Indicated	178.6	0.094	370.6
	Inferred	34.5	0.066	50.2

Endako (2)	Indicated	51.8	0.070	80.4

Davidson Project (3)	Measured	4.9	0.185	20.1
	Indicated	70.4	0.176	273.4

	Measured + Indicated	75.3	0.177	293.5

(1)	The mineral resource estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters (as defined herein) and reviewed by William E. Roscoe, P.Eng. who is a qualified person under NI 43-101 (as defined herein). The mineral resources are classified as measured, indicated and inferred, and are based on the CIM Standards (as defined herein). The mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources are estimated using an average long-term molybdenum price of US$5.00 per pound and a waste to ore stripping ratio of approximately 2.33:1. See “Mineral Properties – Thompson Creek Mine, Idaho – Mineral Resource and Mineral Reserve Estimates” for further details.

(2)	The mineral resource estimates for the Endako Mine set out in the table above have been prepared by Winters and reviewed by Richard E. Routledge, M.Sc., P.Geo. who is a qualified person under NI 43-101. The mineral resources are classified as indicated, and are based on the CIM Standards. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources are estimated using an average long-term molybdenum price of US$3.50 per pound and a waste to ore stripping ratio of approximately 1:1. The Corporation will only own 75% of the Endako Mine. See “Mineral Properties – Endako Mine, British Columbia – Mineral Resource and Mineral Reserve Estimates” for further details.

(3)	The mineral resource estimates for the Davidson Project set out in the table above have been prepared and reviewed by Gary Giroux, P.Eng. who is a qualified person under NI 43-101. The mineral resources are classified as measured and indicated, and are based on the CIM Standards. Mineral resources are reported at a cut-off grade of 0.12% molybdenum. See “Narrative Description of the Business – Description of the Davidson Property” in the Annual Information Form for further details.

(4)	Mineral resources include mineral reserves for the Thompson Creek Mine. Mineral resources include probable mineral reserves for the Endako Mine.

     The following table sets forth the estimated mineral reserves for the Thompson Creek Mine as of April 30, 2006 and for the Endako Mine as of September 30, 2005:
Proven and Probable Mineral Reserves

				Contained
Mine	Category	Tonnes	Molybdenum Grade	Molybdenum
		(millions)	(%)	(millions of pounds)
Thompson Creek (1)	Proven	28.1	0.123	76.0
(including stockpile)	Probable	36.4	0.116	93.0

	Proven + Probable	64.5	0.119	169.1

Endako (2)	Proven	22.2	0.046	22.7
(including stockpile)	Probable	51.8	0.070	80.4

	Proven + Probable	74.0	0.063	103.1

(1)	The mineral reserve estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters and reviewed by John T. Postle, P.Eng. who is a qualified persons under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$5.00 per pound and a waste to ore stripping ratio of approximately 2.33:1. See “Mineral Properties – Thompson Creek Mine, Idaho – Mineral Resource and Mineral Reserve Estimates” for further details.

(2)	The mineral reserve estimates for the Endako Mine set out in the table above have been prepared by Winters and reviewed by John T. Postle, P.Eng. who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards. Mineral reserves are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a waste to ore stripping ratio of approximately 1:1. The Corporation will only own 75% of the Endako Mine. See “Mineral Properties – Endako Mine, British Columbia – Mineral Resource and Mineral Reserve Estimates” for further details.
Acquisition of Thompson Creek Metals Company
     As of September 1, 2006, Blue Pearl entered into:
(a)	an agreement and plan of merger (the “Thompson Creek Acquisition Agreement”) with Blue Pearl USA Ltd. (the “Blue Pearl Subco”), Thompson Creek and F. Steven Mooney (the “Shareholder Representative”), as the shareholder representative of all of the existing shareholders of Thompson Creek (the “Thompson Creek Vendors”);

(b)	a shareholder agreement (the “Representations and Warranties Agreement”) with the Thompson Creek Vendors pursuant to which each of the Thompson Creek Vendors provided standard representations, warranties and covenants to Blue Pearl with respect to their shares of Thompson Creek, agreed to not compete with the business of the Corporation for a period of five years following closing of the Thompson Creek Acquisition and provided releases to the Corporation with respect to any claims arising from their employment with Thompson Creek or their ownership of shares of Thompson Creek; and

(c)	a shareholder representative agreement with the Shareholder Representative and the Thompson Creek Vendors pursuant to which the Shareholder Representative was appointed to represent the Thompson Creek Vendors in connection with the Thompson Creek Acquisition.
     Pursuant to the Thompson Creek Acquisition Agreement, Blue Pearl Subco and Thompson Creek have agreed to merge, resulting in the acquisition of the issued and outstanding shares of Thompson Creek (the “Thompson Creek Shares”) and all of the assets comprising the Thompson Creek Mine, the

Langeloth Plant and a 75% interest in the Endako Mine, for (i) a cash purchase price of US$575 million payable at the closing of the Thompson Creek Acquisition, and (ii) additional cash payments (the “Contingent Consideration”) payable to the Shareholder Representative, on behalf of the Thompson Creek Vendors, in accordance with the formulae set out below in calendar years 2007, 2008 and 2009 in the event that the average price per pound of molybdenum dealer oxide (the “Average Moly Price”) as quoted in Platt’s Metals Week in such year is equal to or greater than US$15 per pound. The maximum amount of the Contingent Consideration over the three year period is US$125 million. As of the closing date of the Thompson Creek Acquisition, the Thompson Creek Vendors will also be entitled to receive monies in respect of accounts receivable of Thompson Creek and its subsidiaries in excess of US$23.35 million and in respect of molybdenum inventories in excess of 7.9 million pounds. It is expected that on the closing date of the Thompson Creek Acquisition, Thompson Creek and its subsidiaries will have, prior to any injection of capital from Blue Pearl, cash on hand in an amount equal to US$35 million plus approximately US$10 million equal to Thompson Creek’s equipment loans.
          Contingent Consideration payments will be calculated and determined in accordance with the following formulae:
•	In the event that the Average Moly Price in the calendar year 2007 is equal to or greater than US$15 per pound, an initial Contingent Consideration payment will be payable by the Corporation early in 2008, calculated as follows:

US$50,000,000 + (50,000,000 x ((lesser of US$25 and 2007 Average Moly Price) – US$15) / 10)

•	In the event that the Average Moly Price in the calendar year 2008 is equal to or greater than US$15 per pound, a second Contingent Consideration payment will be payable by the Corporation early in 2009, calculated as the lesser or the following:

US$50,000,000 + (50,000,000 x ((lesser of US$25 and 2008 Average Moly Price) – US$15) / 10) and US$100,000,000 – the amount of any initial Contingent Consideration payment

•	In the event that the Average Moly Price in the calendar year 2009 is equal to or greater than US$15 per pound, a third and final Contingent Consideration payment will be payable by the Corporation early in 2010, in the amount of US$25,000,000.
          The Thompson Creek Acquisition is expected to close in October 2006. Closing of the Thompson Creek Acquisition is subject to regulatory and other approvals, the satisfaction of customary closing conditions and is subject to Blue Pearl obtaining the financing required by it to complete the Thompson Creek Acquisition. Blue Pearl and Thompson Creek have submitted their respective pre-merger filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and will complete the Thompson Creek Acquisition as soon as possible after Blue Pearl has obtained the financing required by it to complete the Thompson Creek Acquisition, following the earlier of (i) the expiry of the relevant waiting period, or (ii) the issuance by the US Federal Trade Commission of an early termination of the relevant waiting period.
          Completion of the Thompson Creek Acquisition is subject to conditions precedent that are typical for a transaction of this nature. However, either party may waive any condition precedent set forth in the Thompson Creek Acquisition Agreement that is for its benefit. Neither the Thompson Creek Acquisition Agreement nor the Representations and Warranties Agreement contains any indemnification provisions in favour of Blue Pearl and the representations and warranties made therein will not survive the closing of the Thompson Creek Acquisition. The Corporation will have no recourse against the Thompson Creek

Vendors following closing if any of the representations or warranties provided by either Thompson Creek or the Thompson Creek Vendors prove to be inaccurate, including no rights of set-off against its Contingent Consideration obligations.
     If for any reason, other than the default of the party seeking termination, the Thompson Creek Acquisition is not completed by October 31, 2006, either party may terminate the Thompson Creek Acquisition Agreement.
     Blue Pearl plans to finance the Thompson Creek Acquisition with the net proceeds of the Offering and the net proceeds from the proposed Debt Financing (as defined herein). The completion of the Thompson Creek Acquisition is subject to the successful completion of both the Offering and the Debt Financing. No other financing will be required to fund the Thompson Creek Acquisition consideration or to pay fees, commissions or expenses in connection therewith. See “Debt Financing” below as well as “Use of Proceeds” and “Consolidated Capitalization” elsewhere in this short form prospectus.
     Blue Pearl has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdic oxide and ferromolybdenum (“FeMo”) produced from the Thompson Creek Mine and Langeloth Plant in any country in Asia and Oceania for a period of ten years, commencing on January 1, 2007.

     As a result of the Thompson Creek Acquisition, the Corporation will hold the principal subsidiaries and properties shown in the following chart. The chart shows the jurisdiction of incorporation of the Corporation’s principal subsidiaries and the percentage of voting securities held by the Corporation. For each of the Corporation’s principal properties, the chart also shows the Corporation’s beneficial interest in the project and the location of the project.

Debt Financing
As of September 1, 2006, Blue Pearl and Blue Pearl Subco entered into a commitment letter with UBS Loan Finance LLC and UBS Securities LLC in connection with US$475 million in loan facilities (the “Debt Financing”). The Debt Financing will include a first lien facility and a second lien facility (collectively referred to herein as the “Loan Facilities”) and is subject to entering into definitive documentation, the definitive terms of which are subject to negotiation and could change, and satisfaction of closing conditions, including completion of the Offering.
First Lien Facility
     The first lien facility will provide financing of US$350 million, consisting of:
(a)	a senior secured first lien term loan facility in the amount of US$325 million (the “First Lien Term Loan Facility”); and

(b)	a senior secured first lien revolving credit facility in the amount of up to US$25 million (the “Revolving Credit Facility”), up to US$15 million of which will be available for letters of credit and up to US$5 million of which will be available for swingline borrowings. A quarterly commitment fee will accrue on the average daily unused amounts of the commitments under the Revolving Credit Facility.
     The proceeds of the First Lien Term Loan Facility will be used to finance a portion of the Thompson Creek Acquisition consideration and to pay related fees, commissions and expenses. Following the closing of the Thompson Creek Acquisition, the Revolving Credit Facility will be used for working capital and general corporate purposes.
Maturity and Interest
     The First Lien Term Loan Facility will mature six years from the closing date of the Thompson Creek Acquisition. The full amount of the First Lien Term Loan Facility may be drawn down once all conditions are satisfied or waived on the closing date of the Thompson Creek Acquisition. The Revolving Credit Facility will mature five years from the closing date of the Thompson Creek Acquisition.
     The First Lien Term Loan Facility will amortize in equal quarterly installments in annual amounts set out below:

Year 1	US$75 million
Year 2	US$75 million
Year 3	US$75 million
Year 4	US$75 million
Year 5	US$75 million
Year 6	US$75 million
     The Revolving Credit Facility will not amortize.
     Blue Pearl Subco will determine whether the loans will bear interest based on the base rate (the “Base Rate”) or the London Interbank Offered Rate (“LIBOR”), except that all swingline borrowings will accrue interest based on the Base Rate.

Events of Default
     Events of default will include non-payment, breach of representations and covenants, cross-defaults, loss of lien on collateral, invalidity of guarantees, bankruptcy and insolvency events, United States Employment Retirement Income Security Act events, judgments and change of ownership or control. Upon the occurrence and during the continuance of an event of default, interest will accrue (i) in the case of past due principal, interest or premium (if any) on any loan at a rate of 2% per annum plus the rate otherwise applicable to such loan, and (ii) in the case of any other past due amount, at a rate of 2% per annum plus the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility. Default interest will be payable on demand.
Guarantees and Security
     The First Lien Term Loan Facility and the Revolving Credit Facility will be fully and unconditionally guaranteed on a joint and several basis by the Corporation and all of the existing and future direct and indirect subsidiaries of Blue Pearl Subco, subject to exceptions for foreign subsidiaries to the extent that such guarantees would be prohibited by applicable law or would result in materially adverse tax consequences.
     The First Lien Term Loan Facility and the Revolving Credit Facility and any hedging or treasury management obligations to which a lender or an affiliate of a lender is a counterparty will be secured on a pari passu basis by perfected first priority pledges of all of the equity interests of Blue Pearl Subco and each of its direct and indirect subsidiaries, and perfected first priority security interests in and mortgages on substantially all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, intercompany notes, insurance policies, investment property, intellectual property, real property (including, but not limited to, mine-related assets), personal property (including, but not limited to, extracted mine-related assets), cash and proceeds of the foregoing) of Blue Pearl Subco and the guarantors, wherever located, now or hereafter owned, subject to exceptions for foreign subsidiaries to the extent that such pledge, security interest or mortgage would be prohibited by applicable law or would result in materially adverse tax consequences.
Positive Covenants
     There will be a number of positive covenants required to be complied with by the Corporation and its subsidiaries, including delivery of monthly management reports and budgets to the lenders, maintenance of property and insurance, holding annual meetings with the lenders, and establishing an interest rate protection program and/or having fixed rate financing on a percentage to be determined of the aggregate funded indebtedness.
Negative Covenants
     There will be a number of negative covenants required to be complied with by the Corporation and its subsidiaries, including limitations on dispositions of assets and changes of business and ownership, on mergers and acquisitions, on dividends, stock repurchases and redemptions and other restrictive payments, on indebtedness, on loans and investments, on liens and further negative pledges, on transactions with affiliates, on sale and leaseback transactions, on capital expenditures, on operating leases, and on modifications or waivers of material documents (including, without limitation, charter documents of the Corporation and its subsidiaries or material documents relating to the Offering) in any manner materially adverse to the lenders without the consent of the lenders.

Prepayments
     Loans are to be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to: (a) 100% of the net after-tax cash proceeds received from the sale or other disposition of all or any part of the assets of the Corporation or any of its subsidiaries after the closing date of the Thompson Creek Acquisition, other than sales of inventory in the ordinary course of business, (b) 100% of the net cash proceeds received by the Corporation or any of its subsidiaries from the issuance of debt or preferred stock after the closing date of the Thompson Creek Acquisition, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, the Corporation or any of its subsidiaries after the closing date of the Thompson Creek Acquisition, other than any proceeds (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy the Corporation’s obligations to make payments of the Contingent Consideration under the Thompson Creek Acquisition Agreement, (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to the Corporation or any of its subsidiaries, in each case subject to exceptions to be agreed, and (e) 75% of excess cash flow of Blue Pearl Subco and its subsidiaries.
     Optional prepayments of the First Lien Term Loan Facility will be applied to the scheduled amortization thereof on a pro rata basis. Mandatory prepayments will first be applied to the First Lien Term Loan Facility and be applied to the scheduled amortization thereof on a pro rata basis. If the First Lien Term Loan Facility has been repaid in full, the amount of any remaining mandatory prepayments made will be applied to reduce commitments under the Revolving Credit Facility.
Second Lien Facility
     The second lien facility will provide financing of US$125 million through a senior secured second lien term loan facility (the “Second Lien Term Loan Facility”).
Maturity and Interest
     The Second Lien Term Loan Facility will mature six and a half years from the closing date of the Thompson Creek Acquisition. The full amount of the Second Lien Term Loan Facility may be drawn down once all conditions are satisfied or waived on the closing date of the Thompson Creek Acquisition. The Second Lien Term Loan Facility will not amortize.
     Interest options and default interest will be substantially identical to those for the First Lien Term Loan Facility and the Revolving Credit Facility, save and except for differences in the applicable interest margins over Base Rate and LIBOR.
Events of Default
     Events of default will be substantially identical to those for the First Lien Term Loan Facility and the Revolving Credit Facility, except that a non-payment covenant breach (prior to acceleration) under the First Lien Term Loan Facility will not be an event of default under the Second Lien Term Loan Facility unless, in the case of a covenant that is not a financial maintenance covenant, such default continues for a specified period.
Guarantees and Security
     The Second Lien Term Loan Facility will be fully and unconditionally guaranteed on a joint and several basis by each of the guarantors of the First Lien Term Loan Facility and the Revolving Credit Facility.
     The Second Lien Term Loan Facility will be secured by a subordinated lien on the assets securing the First Lien Term Loan Facility and the Revolving Credit Facility, such lien being subordinated only to the lien securing the First Lien Term Loan Facility and the Revolving Credit Facility and permitted hedging and treasury management obligations secured equally and ratably with the First Lien Term Loan Facility and the Revolving Credit Facility.
Prepayments
     After the First Lien Term Loan Facility and the Revolving Credit Facility have been paid in full and the Revolving Credit Facility commitments have been terminated, loans under the Second Lien Term Loan Facility are to be prepaid in the same order as under the First Lien Term Loan Facility and the Revolving Credit Facility.
     After the First Lien Term Loan Facility and the Revolving Credit Facility have been paid in full and the Revolving Credit Facility commitments have been terminated, optional prepayments of the Second Lien Term Loan Facility will be permitted, in whole or in part, subject to limitations as to minimum amounts of prepayments, provided that no optional prepayment is made prior to the date that is one year from the closing date of the Thompson Creek Acquisition.
     All prepayments and refinancings (in whole or in part) of the Second Lien Term Loan Facility will be accompanied by a premium of (i) during the second year following the closing date of the Thompson Creek Acquisition, 2% of the principal amount thereof, (ii) during the third year following the closing date of the Thompson Creek Acquisition, 1% of the principal amount thereof, and (iii) thereafter, 0% of the principal amount thereof.
     All other terms under the Second Lien Term Loan Facility will be substantially identical to the terms of the First Lien Term Loan Facility and the Revolving Credit Facility.
Intercreditor Agreement
     The secured lenders under the First Lien Term Loan Facility, the Revolving Credit Facility and the Second Lien Term Loan Facility will enter into an intercreditor agreement containing provisions governing the relative priority of the liens on the collateral and governing other usual and customary matters.
THE MOLYBDENUM INDUSTRY
     The following description of the molybdenum industry has largely been summarized from the 2006 Roskill Information Services Ltd. report, “The Economics of Molybdenum,” Ninth Edition (the “Roskill Report”).
Molybdenum Properties and Applications
     Molybdenum is a primary alloying element used in almost every steel and stainless steel alloy. In small quantities, molybdenum is used in most steel as an effective hardening agent and is one of the elements which makes stainless steel “stainless”. Molybdenum is also used as a catalyst in petroleum refining and plastics, as a specialty grease, and is one of the primary alloying elements in high temperature mechanical components of jet and turbine engines. In most cases, it is difficult to substitute other elements for molybdenum.
     Molybdenum is a transition metal on the periodic table. Its symbol is Mo and its atomic number is 42. The pure metal is silvery white in colour and very hard, and has one of the highest melting points of all pure elements. Molybdenum has good thermal conductivity and low thermal expansion. In nature, molybdenum occurs in the mineral molybdenite (“MoS2”), also known as molybdenum disulphide, which is the basic ore mineral at all molybdenum mines. The vast majority of mined MoS2 is roasted to become technical grade molybdenum oxide, with a small percentage being processed into pure MoS2. Other combined products, such as FeMo, and molybdenum metal, result from further processing of molybdenum oxide.
     Molybdenum metal and molybdenum-based alloys are used in applications where strength and corrosion resistance at temperatures up to 2,000 degrees Celsius is required. Depending on the specifications of the end-product, molybdenum content in metallurgical applications ranges from 0.1% to over 10% and is often used in combination with other alloying agents. The main uses for molybdenum and its alloys are in furnaces and other hotzone applications in lighting and the glass industry, as well as other electrical/electronic applications, and the nuclear energy and space industries. The most common molybdenum alloys are those with titanium, zirconium and carbon.
     The principal applications for molybdenum in its various forms include:

Stainless Steel	• Molybdenum is considered an indispensable alloying element in high performance stainless steels and is present in 15% to 20% of stainless steel grades produced.

•     Stainless steels are corrosion resistant because the chromium content spontaneously forms a thin, protective passive film on the surface of the steel. Molybdenum enhances this passive film by making it stronger and helping it to re-form quickly if it is disrupted by chlorides.

• Increasing the molybdenum content further increases the pitting and crevice corrosion resistance of stainless steels.

•     Molybdenum containing stainless steel is used largely in medium level corrosive environments such as external architectural applications in public buildings and monuments, swimming pool and water storage tank linings, and some food processing plants.

• The use of ‘super’ grade stainless steel with higher levels of molybdenum, particularly in flue gas desulphurisation in coal and oil burning plants is increasing.

Low Alloy Steel
•     In this general class of alloy steels, molybdenum is added to improve harden-ability and toughness to reduce brittleness and to enhance resistance to abrasion and corrosion, especially at elevated temperatures.

•     These steels are used in all major industry segments, particularly transportation, industrial machinery and tools, chemicals, power generation, environmental control industries and oil and gas production and processing.

Tools and High Speed Steels	• Tools and high speed steels possess superior hardness and high temperature resistance and are used for cutting, machining and forming metals and other materials.
• When tool steels contain a combination of more than 7% molybdenum, tungsten and vanadium and more than 0.6% carbon, they are referred to as high speed steels.

Superalloys	• Superalloys containing molybdenum are used in applications where high strength is required in high temperature and corrosive operating environments.
• High performance superalloys contain appreciable amounts of molybdenum as well as nickel, cobalt and vanadium.
• Superalloys are used principally in the aerospace industry, electricity generating plants, petrochemical plants and mineral processing equipment.

Cast Iron	• Molybdenum increases the strength and hardness of cast irons by depressing the pearlite transformation temperature. Molybdenum also increases elevated temperature strength and creep resistance.

Chemical and Other Applications
•     The principal nonmetallurgical applications of molybdenum are for the manufacture of chemical and petroleum catalysts, lubricants and pigments. Molybdenum-based products, often in combination with cobalt and nickel, are widely used as hydrotreating, desulfurization and demetallization catalysts in petroleum refining.

•     Molybdenum has been used in the conversion of coal to hydrocarbon liquids. Molybdenum not only allows for economical fuel refining but also contributes to a safer environment through lower sulphur emissions.

Molybdenum Processing
     Molybdenum production consists of mining and concentrating followed by conversion to technical molybdenum oxide by roasting. Some technical molybdenum oxide is then further processed to FeMo, molybdates and other chemicals, or molybdenum metal prior to consumption.
     Mined ore is crushed and ground in ball or rod mills to fine particles that may be only microns (1/1000th millimetre) in diameter. These grinding mills reduce soccer ball size ore to the size of gravel. The ball mills further reduce the material to face powder consistency. At the flotation stage, flotation takes place in aerated tanks to separate metallic minerals from gangue (worthless rock) and, in the case of copper/molybdenum ores, to separate molybdenite from worthless copper sulphide. The resulting MoS2 concentrate contains between 85% and 92% MoS2. If required, an acidic leach may be employed to dissolve impurities such as copper and lead. The roasting process converts MoS2 concentrate into roasted molybdenite concentrate by certain chemical reactions at temperatures between 500 and 650 degrees Celsius. Roasters are multi-level hearth furnaces, in which molybdenite concentrates move from top to bottom against a current of heated air and gasses blown from the bottom. The molybdenite concentrate is moved with large rakes to promote the chemical reaction. The resulting roasted molybdenite concentrate typically contains a minimum of 57% molybdenum and less than 0.1% sulphur. Desulphurisation systems such as sulphuric acid plants or lime scrubbers remove sulphur dioxide from the effluent roaster gases.

     Between 30 and 40% of the production of roasted molybdenite concentrate is further processed into FeMo. The roasted concentrate is mixed with iron oxide and reduced by aluminium in a thermite reaction and producing an ingot of several hundred kilograms of FeMo grading between 60 and 75% molybdenum. After air cooling, the ingot is crushed and screened to meet specified FeMo product size ranges.
     About 25% of the roasted molybdenite concentrate produced worldwide is further processed into a number of chemical products. Upgrading is performed by sublimation to produce pure molybdic oxide, and by wet chemical processes to produce a wider range of pure molybdenum chemicals (mainly molybdic oxides and molybdates.)
     The following diagram illustrates the molybdenum production process:
Price of Molybdenum
     Molybdenum is an unhedged metal with no forward markets. The price of molybdenum is primarily determined by changes in supply and demand, which are in turn, affected by global economic conditions.
     The price of molybdenum peaked in May 2005 between US$40 and US$50 per pound, significantly higher than the average price of molybdenum of US$4.50 per pound for the period between 1994 and 2004. The significant spike in price since 2004 can be attributed to a limited world capacity for roasting molybdenum concentrates and a growing global demand for molybdenum. Any future price stabilization will depend, in part, on the mine capacity in Chile, the United States and Peru as well as the development of new copper-molybdenum projects. The most pressing issue with regard to global molybdenum supply is the addition of new roasting capacity. The addition of a new roasting capacity independent of a new mine is not anticipated until 2009. It is unlikely that the molybdenum market will return to a state of steady oversupply and ongoing depressed market conditions.
Global Supply of Molybdenum
     Molybdenum is normally extracted by open pit mining and is often found with copper in large near-

surface porphyry deposits. Molybdenum is also extracted from porphyry molybdenum deposits containing no recoverable copper. The majority of the world’s molybdenum comes from copper-molybdenum deposits in the western United States, Peru and Chile. Molybdenum-only deposits in Chile, Peru, China, the United States and Canada provide a significant amount of the remainder of the molybdenum. It is estimated that almost 39% of world molybdenum reserves are located in China, 31% in the United States and 13% in South America.
     Mine production of molybdenum increased from approximately 140 kilotons in 2002 to 180 kilotons in 2005, with output increasing by almost 16% in 2004 alone. In 2005, sharp falls in Chinese production were offset by greatly increased American, Chilean and Peruvian production Five countries, the United States (32%), Chile (26%), China (20%), Peru and Canada, accounted for 91% of world molybdenum mine production in 2005.
     Historically there has been a surplus of mine production. However, in 2002 and 2003 a deficit in supply occurred. While there was a surplus of mine production in 2004 and 2005, although much less so than in the past, there was a deficit in usable molybdenum products because of limited roaster capacity. This limited roaster capacity continued into 2006.
Major Molybdenum Producers
     Approximately 70% of the molybdenum mineral reserves are in the United States and China. However, the Roskill Report suggests that most of the Chinese resources would not meet Western feasibility study criteria. Ten companies account for approximately two-thirds of global molybdenum mine production. Codelco in Chile, and Phelps Dodge in the United States, are the biggest producers, together accounting for about one-third of world mine production. Thompson Creek, along with Rio Tinto, Grupo Mexico and Jing Dui Cheng and Antofagasta, are the other major molybdenum producers.
     Thompson Creek, Codelco and Phelps Dodge are the only significant mining operations in the West with their own molybdenum concentrate roasting facilities. As a result, a significant proportion of molybdenum concentrates are either sold in the raw state, or toll-roasted to technical molybdic oxide. In China, roasting facilities are often integrated into the mining operation. Small roasting plants exist in Armenia, Iran, Japan, Mongolia, Russia and Uzbekistan.
Global Market for Molybdenum
     The global market for molybdenum is estimated to have almost doubled between 1990 and 2005, from 100 kilotons to 181 kilotons with an average yearly growth rate of 4.3%. The United States, Japan, Germany and China are the largest markets, together accounting for approximately half of world demand.
     Trade in raw molybdenum concentrates was approximately 140 kilotons in 2004, most of which was exported from Chile, Peru, Canada and the United States and imported to the Netherlands, Chile, Belgium and the United States. Chile, China, the Netherlands, the United States and Belgium were the principal exporters of roasted molybdenum, which is principally imported to Japan (largely for domestic consumption), the Netherlands (for warehousing and re-exports) and Belgium and the United Kingdom (for conversion to FeMo and export).
Molybdenum Market Trends
     The Corporation believes the significant increase in demand is due to economic growth in China, as well as increased demand for stainless steel, chemicals, catalysts and super-alloys in the United States, South America, Europe and China. The Corporation anticipates that 2006 demand may equal the available production, at current price levels. Considerable latent demand at lower prices is anticipated, which would likely buoy the price of molybdenum unless substantial new production is initiated. In summary, the

Corporation believes that, at lower price levels, as is typical with commodities, demand will increase.
Supply Constraints
     Chinese mine production of molybdenum has declined over the past few years. This lower production has been attributed to mine and roaster closures, which have been ascribed to safety issues, tax evasion, restructuring and state-imposed power rationing (Source: Platt’s Metals Week). China has changed its strategy and is now retaining its molybdenum for its own use with limited ability to increase production.
     In the Western world, production rates have increased with rising Western demand. Copper mines with higher grade molybdenum zones have focused on producing from these zones while prices have remained high. No new molybdenum mines are expected to come on-stream in the near future and any potential molybdenum projects will likely have high capital requirements and require regulatory permits and approvals. Notwithstanding the foregoing, Phelps Dodge Corp. recently announced the possible re-opening of its Climax molybdenum mine in Colorado, contingent upon completion of a final feasibility study and obtaining all required operating permits and regulatory approvals.
Molybdenum has no Direct Substitutes
     Molybdenum currently has no practical direct substitutes. Potential substitutes for applications such as strengthening alloy in steel include vanadium, chromium, columbium and boron. However, such substitution is not currently practised because molybdenum has historically been plentiful, affordable and effective. The Corporation does not believe substitution threatens molybdenum use as indirect substitutes do not provide the performance characteristics of molybdenum and substitute alloying metals, such as vanadium, chromium, columbium and boron, are also trading around their historical peaks.
Availability of Roasting Capacity
     Producers without roasting capacity must pay a third party to roast concentrates into molybdenum oxide, and must therefore accept the market price of molybdenum less a roasting process charge. At this time, the Corporation believes, based on industry sources, that roasting capacity in North and South America is very limited and that roasting process charges have increased significantly. In addition, the Corporation believes that there is currently insufficient new roasting capacity under construction to meet demand in the immediate future.
MINERAL PROPERTIES
     Upon the completion of the Thompson Creek Acquisition, the Corporation will own 100% of Thompson Creek which owns 100% of the Thompson Creek Mine located in Idaho, United States and 75% of the Endako Mine located in British Columbia, Canada, both producing open pit molybdenum mines.
Thompson Creek Mine, Idaho
     At the request of Blue Pearl, William E. Roscoe, P.Eng., Consulting Geologist at Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P.Eng., Project Manager at Hatch Ltd. (“Hatch”), Hoe Teh, P.Eng., Senior Metallurgist at Hatch, and Pierre C. Pelletier, Environmental Consultant and President of Rescan Environmental Services Ltd. (“Rescan”) (Messrs. Roscoe, Postle, McMaster, Teh and Pelletier are collectively referred to in this section as the “Thompson Creek Mine Consultants”), prepared a report dated July 31, 2006 entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, U.S.A.” (the “Thompson Creek Report”). Each of Messrs. Roscoe, Postle, McMaster, Teh and Pelletier are “Qualified Persons” and independent of Blue Pearl within the meaning of National Instrument 43-101 Standard of Disclosure for Mineral Projects (“NI 43-101”).
     The following description of the Thompson Creek Mine has largely been summarized from the Thompson Creek Report and readers should consult the Thompson Creek Report to obtain further particulars regarding the Thompson Creek Mine. The Thompson Creek Report is available for review on the SEDAR website located at www.sedar.com under Blue Pearl’s profile.
Project Description and Location
     The Thompson Creek Mine is located approximately 30 miles southwest of the town of Challis, Idaho in Custer County which is a prolific mining area with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had been mostly for gold and silver.
     Thompson Creek controls a block of contiguous mineral claims that include 1,401 patented and unpatented mineral claims and mill site claims comprising approximately 16,000 acres. The open pit mine and concentrator are included in this area, along with the tailings and waste dumps. Maintenance buildings are located on private land. Approximately 40% of the mineral claims are located on the Challis National forest land, with the remaining 60% located on the Bureau of Land Management land. Ongoing obligations to maintain title to the Thompson Creek Mine property are approximately US$113,000 per year. Thompson Creek advised the Thompson Creek Mine Consultants that the title to all property is current and up-to-date. Local taxes levied on the mine and mill site, as well as the Thompson Creek Mine property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis agricultural land and right of way and easements amount to approximately US$290,000 per year. There are no royalties or other encumbrances on the Thompson Creek Mine property.
     Thompson Creek transports the molybdenum concentrate produced at the Thompson Creek Mine to the Langeloth Plant in Langeloth, Pennsylvania which is owned and operated by Thompson Creek. The Langeloth Plant is a pyrometallurgical facility which produces molybdenum trioxide and FeMo products. The plant also processes non-molybdenum catalysts for various clients, primarily in the food industry.
Environmental Considerations
     According to the Thompson Creek Mine Consultants, the Thompson Creek Mine operation is clean and appears to be well managed. The environmental concerns are primarily around waste rock acid drainage and tailings. During the Thompson Creek Mine Consultants’ site visit and interviews with the site management, there were no apparent environmental non-compliance issues. The reclamation and closure bond at the Thompson Creek Mine, including cash security and insurance, is US$35 million. This amount may increase by US$8 million due to increased estimated cost in the Thompson Creek Mine reclamation plan Phase 6 update. The long-term closure risks are associated with acid rock drainage and tailings containment.
     In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued a Unilateral Administrative Order (the “Clean-Up Order”) to clean up the Tungsten Jim mine site under the Comprehensive Environmental Response, Compensation and Liability Act by the United States Department of Agriculture (the “USDA”). The Tungsten Jim mine site extends from the main mine area along Thompson creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus Mining Corporation (“Cyprus”) in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of US$1 to US$1.2 million. Thompson Creek has started the field evaluation and is in compliance with the Unilateral Administrative Order. It is anticipated that the cleanup will be completed in 2007.
Tailings Storage
     In the longer term, the tailings storage facility may be a cause for concern. The tailings dam is a centre line construction where the tailings slurry is cyclonal and the coarse fraction is used to build the dam. In order to minimize the risk of acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added in the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by the regulators and could become an issue for the Thompson Creek Mine. The tailings dam as designed has a limited capacity to expand. See “Risk Factors — Environmental Risks at the Thompson Creek Mine and the Endako Mine.”
     The Thompson Creek Mine tailings impoundment is a centre line structure where the tailings are cycloned, with the coarse fraction forming the downstream face of the dam. The cyclone split is approximately 45% coarse going downstream face and 55% going upstream as the fine fraction. The coarse fraction is at approximately 70% solids by weight, which suggests over 40% water by volume. The ongoing phreatic zone measurements in the dam are at the bedrock tailings interface, except for one small area. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing acid rock drainage on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1,100 imperial gallons per minute in the summer, reducing to 800 imperial gallons per minute in the winter.
     The total capacity of the dam, which is limited by the height of land at the dam centre line, will be reached with the Phase 7 ore development in 2016. A downstream lift on the dam has been discussed, but the geotechnical investigations have not been completed. This change in the dam design would require regulatory approval.
     The dam is inspected and monitored on a regular basis by the mill department under the direction of Mr. Gregory Hurless, Mill Manager. The external inspections of the dam are done by Mr. John Andrews, P.E., Geotechnical Engineer with Water Management Consultants in Fort Collins, Colorado. The responsible government authority for the dam is the Idaho Department of Water Quality — Dam Safety and Storage.
Langeloth Metallurgical Plant — Langeloth, Pennsylvania
     The Langeloth Plant is considered a Title V Air Emission Source and its operating permit expires in December 2006. The renewal application was submitted in March 2006 and no new variances are expected in the new permit. The Langeloth Plant has a water treatment plant to control heavy metals to comply with a National Pollutants Discharge Elimination System (“NPDES”) permit (the “NPDES Permit”). Renewal for this permit was applied for in 1992 and is still pending. In the meantime, the facility is operating under the existing permit and the regulators have been doing their inspections and are aware of the permit situation. See “Risk Factors — The Corporation is subject to substantial government regulation.” The discharge is a small volume and, if the NPDES Permit is tightened, it would be relatively inexpensive to go to zero discharge by using the excess heat from the roasters to evaporate the flow. The small amount of dried residue could be handled as hazardous waste and shipped off-site.
     The sulfur dioxide air emissions from the plant roasters are used as a feed for an acid plant. The particulates are removed through electrostatic precipitators and bag houses. There is a possibility that the bag house associated with the FeMo smelting may need upgrading.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Thompson Creek Mine is accessible by scheduled air carrier into the town of Idaho Falls. Idaho Falls is approximately 300 miles from Boise, the capital of the State of Idaho. From Idaho Falls, car access to the mine is available by highway and gravel roads.
     The mean annual temperature for the area is 7.4 degrees Celsius. Average temperature in July, the warmest month, is 20.3 degrees Celsius and average temperature in January, the coldest month, is minus 5.6 degrees Celsius. The average annual precipitation is 196 millimetres.
     The infrastructure at the Thompson Creek Mine includes a five mile access road, a mill with a design capacity of 25,000 tons per day, a tailings pond and process and fresh water ponds, a crushing and concentrating plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage and repair shops. Electrical power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kilovolt power line to South Butte Substation, then by a 2.6 mile 69 kilovolt line to the mill site. Both lines are owned by Thompson Creek. Fresh water for the Thompson Creek Mine is pumped from the Salmon River. The mine staff and employees live in the local communities, most living in Challis, Idaho.
     The Thompson Creek Mine is located in rugged mountainous terrain at elevations ranging from 6,000 to 8,500 feet above sea level. Various species of soft wood trees are found in the area.
History
     Prospecting in the area of the Thompson Creek Mine reportedly began in the 1860s and 1870s. Cyprus discovered the Thompson Creek Mine deposit in 1968, began construction at the Thompson Creek Mine site in 1981 with operations commencing in 1983 and continuing until Cyprus suspended operations in December 1992. In late 1993, Thompson Creek Mining Company LLC acquired the Thompson Creek operation and deposit from Cyprus’ successor company (an entity formed as a result of Cyprus’ amalgamation with AMAX, Inc.) and restarted operations at the mine in April 1994. Production has continued since such time.
     In 1981, prior to commencement of production, open pit mineable reserves were reported to total 174 million tons averaging 0.115% molybdenum at a 0.05% molybdenum cut-off grade, at a price of US$3.15 per pound of molybdenum and with a waste to ore ratio of 3.05:1 (source: Schmidt, E.A., M.J. Broch and R.O. White (May 1982): Summer Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Development). This historical estimate predates NI 43-101 and considerable production has taken place since that time. Readers should beware that no comment is being made as to the reliability of this estimate or the standards used.
     Production history for the Thompson Creek Mine since 2000/2001 is shown in the table below. During periods of low prices of molybdenum (2001 and 2002), waste mining was curtailed to reduce operating costs. Waste stripping has resumed with improved metal prices. The mine production rate has been set below the concentrator capacity to ensure a uniform and continuous feed rate to the concentrator.

Historical Production at the Thompson Creek Mine (1)(2)(3)

			Year
	2000/01	2001/02	2002/03	2003/04	2004/05	Total

Mine Production
Mine Production (000s tons)	2,717	3,127	4,571	6,528	6,473	23,416
Waste (000s tons)	3,201	2,067	8,391	11,142	6,120	30,922

Total Mined (000s tons)	5,918	5,194	12,962	17,670	12,594	54,338
Strip ratio	1.18	0.66	1.84	1.71	0.95	1.32

Mill Production
Mill Production (000s tons)	3,183	3,699	5,257	7,430	7,695	27,264
Grade (% molybdenum)	0.132	0.115	0.089	0.066	0.125	0.101
Recovery (%)	88.5	88.7	88.0	81.3	90.3	87.0
High Performance Molybdenum (000s pounds)	952	923	749	611	896	4,131
Sulphide (000s pounds)	7,141	6,616	7,498	7,553	16,623	45,429

Molybdenum Production (000s pounds)	8,094	7,538	8,246	8,164	17,518	49,560

(1)	Year end is September 30.

(2)	Tons milled is higher than tons mined since additional material is milled from the stockpiles.

(3)	Columns and rows may not add due to rounding.
Geological Setting
Regional Geology
     The Thompson Creek porphyry molybdenum deposit occurs in a complex geologic environment near a break between two geologic provinces. To the west of the mine area are continental arc-related intrusive rocks of the late Cretaceous Idaho Batholith. To the east of the mine area, the terrain is dominated by a complexly-deformed backarc sequence of Palaeozoic metasedimentary rocks. Although these rocks are poorly mapped, they may represent transitional and allochthonous portions of a Palaeozoic miogeosynclinal-eugeosynclinal wedge similar to the geologic setting in central Nevada. Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable blanket of Eocene Challis volcanics.
Local and Property Geology
     The Thompson Creek deposit lies near the eastern margin of the Idaho Batholith within a deformed sequence of Paleozoic sedimentary rocks. Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.
     The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek mine site.

     The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments.
     Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes north 34 degrees east and dips steeply southeast. Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion.
Mineralization
     The long axis of the Thompson Creek Mine deposit is elliptical in shape, with its long axis oriented in a northwesterly direction. The approximate dimensions of the deposit are 5,000 feet long by 2,100 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented north 40-60 degrees west and dip moderately to steeply to the northeast.
     Due to the low level of copper in the deposit, averaging less than 100 parts per million, the Thompson Creek Mine produces no saleable copper.
Drilling
     Blue Pearl has not carried out any drilling on the Thompson Creek Mine property. Cyprus carried out drilling from 1968 to 1981. Some additional drilling was carried out by Thompson Creek in the late 1990s. All Cyprus drill hole samples were assayed for molybdenum, while some of the Cyprus drill hole samples were also assayed for sulphur, copper, lead, zinc and tungsten. The Thompson Creek drill holes were assayed for molybdenum, lead, copper and sulphur. The following table summarizes the various drilling campaigns on the Thompson Creek Mine with sample intervals typically being 10 feet:
Historical Drilling on the Thompson Creek Mine

Years	Type of Drilling	Number of Holes	Footage

1968-77	Core — surface and underground	94	83,953

1978-81	Core	102	130,497

1978-81	Rotary	74	98,284

1997	Core	6	4,546

1998-99	Core	4	3,778

Total		280	321,058

Sampling and Analysis
Sampling Method and Approach
     Cyprus’ sampling of the drill holes followed its standard procedures. Drill core and rotary cuttings from any major project were handled by Cyprus personnel at the processing facilities in Philipsburg, Montana.
     Drill core was generally split in 10 foot intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labelled and shipped to Philipsburg where the samples were crushed, pulverized and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or at the Philipsburg processing facilities.
     Rotary drill cuttings were collected and split at the drill site. Individual samples represented 10 foot intervals of a certain hole and, once properly collected and labelled, were processed in the same manner as drill core at the Phillipsburg facilities. Chip logs were prepared from every rotary hole for logging and correlation purposes.
     Blasthole samples are taken for grade control in the open pit mine. Samples are taken by cutting three troughs in the pile of blasthole cuttings with sample size in the order of 5 pounds.
     The Thompson Creek Mine Consultants have not reviewed any documents on the sampling procedures for the 1997-1999 Thompson Creek drilling campaign, but are of the opinion that they follow industry practices.
Sample Preparation and Analyses
     Generally, two to three pulps from each Cyprus drill hole sample were sent to different laboratories for analysis; i.e., Chemical and Mineralogical Services Laboratories (“CMS”) in Salt Lake City, Utah; Skyline Labs (“Skyline Labs”) in Denver, Colorado; and CYMET in Tucson, Arizona, and one pulp was retained in Philipsburg for reference.
     For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline Labs and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus’ in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical’s laboratory in Salt Lake City, Utah.
     For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Incorporated (“HRI”) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes. Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals. All uranium assays were performed by CMS. Sporadic assaying was also done at Skyline Labs, CMS and Cyprus for other elements, including copper, lead, zinc and tungsten.
     For the 1997-1999 Thompson Creek drilling campaign, sample preparation and assays were carried out at the Thompson Creek Mine on-site laboratory for molybdenum, lead, copper, uranium and sulphur.

     The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for molybdenum and lead and every fifth sample for iron. Waste samples are assayed for sulphur and every fifth sample for molybdenum. Each sample is dried and homogenized in a riffler, then 200 to 300 grams is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek laboratory uses standards and blanks as well as internal duplicates for quality assurance and quality control.
Data Verification
     The Winters Company (“Winters”) carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole co-ordinates and corrected them.
     Winters compared the molybdenum assays from the original assay certificates with assays in the computer database and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters concluded that the reliability of the computer molybdenum assay values used for grade estimation is well within industry standards.
     Winters notes that for the 1968-1981 Cyprus drilling check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at the Thompson Creek Mine. The only historical concern found by Winters was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.
     Winters toured the assay laboratory at the Thompson Creek Mine in 1998 and found the sample preparation procedures, analytical procedures and general housekeeping to be excellent.
     Although molybdenum analyses were not routinely checked with outside laboratories, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside laboratories for confirmation of acid rock drainage determinations.
     The Thompson Creek Mine Consultants toured the on-site laboratory during their site visit and noted no problem areas. In the opinion of the Thompson Creek Mine Consultants, the Thompson Creek molybdenum assays and drill hole database are acceptable for mineral resource and mineral reserve estimation.
Security of Samples
     The Thompson Creek Mine Consultants have not reviewed any information about sample security, but have no reason to suspect that it did not follow industry standards for the times the sampling was carried out.

Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated mineral resources for 100% of the Thompson Creek Mine as of April 30, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)

Category	Tonnes	Molybdenum Grade	Contained Molybdenum
	(millions)	(%)	(millions of pounds)
Measured	55.7	0.104	127.9
Indicated	122.9	0.090	242.7

Measured + Indicated	178.6	0.094	370.6
Inferred	34.5	0.066	50.2

(1)	The mineral resource estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters and reviewed by the Thompson Creek Mine Consultants who are all qualified persons under NI 43-101. The mineral resources are classified as measured, indicated and inferred, and are based on the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by NI 43 -101.

(2)	Mineral resources are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral resources include mineral reserves.
     The following table sets forth the estimated mineral reserves for 100% of the Thompson Creek Mine as of April 30, 2006:
Proven and Probable Mineral Reserves(1)(2)(3)

Push-Back Phase	Category	Tonnes	Molybdenum Grade	Contained Molybdenum
		(millions)	(%)	(millions of pounds)
5 (5)	Proven	1.1	0.160	4.0
	Probable	1.4	0.184	5.6

	Proven + Probable	2.5	0.173	9.6

6 (5)	Proven	14.1	0.139	43.3
	Probable	14.7	0.130	41.9

	Proven + Probable	28.8	0.134	85.2

7 (5)	Proven	10.7	0.107	25.2
	Probable	20.4	0.102	45.6

	Proven + Probable	31.0 (4)	0.103	70.8

Total	Proven	25.9	0.127	72.5
	Probable	36.4	0.116	93.0

	Proven + Probable	62.3	0.120	165.5

Stockpile	Proven	2.2	0.072	3.5
	Probable	—	—	—

	Proven + Probable	2.2	0.072	3.5

Total	Proven	28.1	0.123	76.0
(including Stockpile)	Probable	36.4	0.116	93.0

	Proven + Probable	64.5	0.119	169.1 (4)

(1)	The mineral reserve estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters and reviewed by the Thompson Creek Mine Consultants who are all qualified persons under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Mineral reserves are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral reserves are estimated using an average long-term molybdenum price of US$5.00 per pound; a waste to ore stripping ratio of approximately 2.33:1; average concentrator recovery of 90.6%; roasting recovery of 98.5%; average mining costs of US$1.11 per ton; average processing plant costs of US$2.85 per ton; and a 5% reduction in metallurgical recovery for oxidized stockpiled material.

(4)	Does not add up due to rounding.

(5)	Phase 5 has recently been completed and Phase 6 is in progress. A Phase 7 push-back using a Whittle software designed pit was developed by Thompson Creek and reviewed by J.T. Boyd and Company in July 2006.
Mining Operations
     The Thompson Creek Mine uses conventional open pit mining methods using cable shovels and haul trucks.
Life of Mine Plan
     Thompson Creek is currently using the Phase 5, 6 and 7 mine plans for a life of mine plan. In the life of mine plan, mining starts in May 2006 and continues until 2015. A total of 71.2 million tons at a grade of 0.118% molybdenum is milled; this includes inferred mineral resources of 619,000 tons at 0.073% molybdenum (71.1 million tons after removal of the inferred mineral resource). The average waste to ore stripping ratio is 2.33:1. Waste stripping tapers off significantly after 2008.
     The Thompson Creek Mine Consultants have adjusted the life of mine plan by moving the mine plan commencement date from May 2006 to the end of September 2006. In the adjusted plan, operations continue from October 1, 2006 until 2015, milling a total of 71.1 million tons at a grade of 0.119% molybdenum, which includes inferred mineral resources of 619,000 tons at 0.073% molybdenum. The average waste to ore stripping ratio becomes 2.20:1. For cash flow modeling purposes, the Thompson Creek Mine Consultants have removed the inferred mineral resources. A total of 69.5 million tons are milled (including stockpiles) and 67 million tons is mined. After removing the inferred mineral resources, the waste to ore stripping ratio becomes 2.22:1.
     During a period of low molybdenum prices in 2001 and 2002, stripping of waste was curtailed in the pit in order to maintain a profitable mining operation. As a result, there is not enough reserve exposed in the open pit to be able to operate the concentrator at full capacity. Therefore, the concentrator will operate for approximately 10 out of every 14 days for the life of the mine due to waste stripping requirements. The Thompson Creek Mine Consultants are of the opinion that the economical feasibility of expanding the open pit for the purpose of operating the mill at full capacity should be reviewed.
Mineral Processing
     The Thompson Creek concentrator produces MoS2 concentrate which is shipped to the Langeloth Plant to be roasted into molybdenum oxide. The gyratory crusher discharge is stored in a coarse ore stockpile with a design capacity of 25,000 tons. The material is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a semiautogenous (“SAG”) mill and a ball mill each. Plant throughput is 28,500 tons per day. The average grade is approximately 0.2% molybdenum.
     The SAG mill operates in open circuit while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year, the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to sub-aqueous deposition in the tailings pond to avoid oxidation and acid generation.

     The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher scavenger tailings.
     The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a superfine product while the undersize is processed through a leaching circuit to produce high-grade product.
     The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded twice in column cells. The concentrate is filtered, dried then dry ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. The screen oversize and leached products are then packaged in drums and sold.
     The screen undersize is dewatered in a thickener then batch leached in a hot ferric chloride circuit at 90 degrees Celsius for three hours to remove lead, copper and uranium. The leach slurry is filtered in filter presses. The filter cake is dried then bagged, while the filtrate is neutralized then discarded as tailings.
     Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.
Langeloth Metallurgical Plant — Langeloth, Pennsylvania
     The Langeloth Plant is located in Langeloth, Pennsylvania, approximately 25 miles west of Pittsburgh. The facility receives MoS2 concentrate from the Thompson Creek Mine and concentrator, and tolled concentrate from various third party operations.
     The concentrate is roasted in conventional multiple hearth furnaces to produce molybdenum oxide. The off-gas from the furnaces is cleaned in cyclones, cooled (if necessary) in a sonic spray chamber and fine particulate is removed in electrostatic precipitators. The cleaned off-gas is processed in an acid plant to remove sulphur dioxide. The clean gas is then discharged through a 500 foot stack.
     Approximately 30% of the molybdenum oxide is sold as oxide. The balance is further processed at the Langeloth Plant to produce FeMo, which is predominantly used as an alloy in steel making. The process employed at Langeloth to produce FeMo is thermochemical, using readily available reagents. The FeMo is packaged for shipment in a variety of containers to suit the needs of customers.
     The facility processes spent catalyst material in two of the six roasters. The material is upgraded primarily in nickel concentration. Most of this material is toll roasted and after processing is shipped to nickel smelters in North America. The off-gas that results from roasting of spent catalyst does not contain any appreciable amounts of sulphur dioxide. The off-gas particulates are removed in cyclones and an electrostatic precipitator before being discharged through the stack.
     Parts of the facility are old, having been in operation since the 1920s. Potential requirements for capital improvement include: modernization of control systems, stack lining repair and ongoing acid plant annual component replacement. In the Thompson Creek Mine Consultants’ opinion, if normal and historical operating and maintenance practices are continued, the plant should continue to have an availability in the range of 95% of annual scheduled operating hours for the expected mine life to 2016.

     Certain employees at the Langeloth Plant are members of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America union (the “Union”) through its Local 1311. Langeloth Metallurgical Company has entered into a collective bargaining agreement (the “Collective Agreement”) with the Union which runs until March 11, 2007 and may be renewed on an annual basis. The Collective Agreement states that neither the Union nor any of the unionized employees will strike, picket, slowdown, boycott or otherwise interfere with the Corporation’s business during the term of the Collective Agreement.
Markets
     Molybdenum’s most common mineral form is MoS2 which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure. See “The Molybdenum Industry” for further details regarding the molybdenum industry.
Contracts
     In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek Mine which takes effect on January 1, 2008, pursuant to which Thompson Creek agreed to sell 5% of all technical grade molybdic oxide from Phase 6 of the Thompson Creek Mine plan (the “Product”), estimated to be four million pounds of molybdenum, at a price of not less than US$4.50 or more than US$7.50 per pound of molybdenum derived from the Product.
     Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment, with a floor of US$4.50 per pound of molybdenum, such agreement to take effect on the first day following the first two month period during which Thompson Creek Mine’s concentrator has produced at least 100,000 pounds of molybdenum disulfide from the Phase 6 reserves.
     Thompson Creek has many different customers and the remainder of its sales are through bill of sales, contracts or sales by agents.
Taxes
     Thompson Creek is subject to taxation on a state, federal and local level. The Thompson Creek Mine Consultants are not experts in the area of taxation and therefore have not ascertained the levels of taxation that are applicable to the Thompson Creek operation. The Thompson Creek Mine Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For the purpose of the Thompson Creek Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model.
Economic Analysis
     The Thompson Creek Mine Consultants prepared an economic analysis of the Thompson Creek Mine, assuming the physical parameters included in the Phase 7 Expansion Mine Plan, which included production rates, reserves, metallurgical recovery and operating costs. The Thompson Creek Mine Consultants’ base case undiscounted, pre-tax cash flow totals US$845.8 million over the mine life, the total cash cost is US$3.68 per pound of molybdenum, and the mine life capital cost is US$20.8 million, for a total production cost of US$565.8 million. Average annual molybdenum production during operation is 14.8 million pounds per year. Net present value (the “NPV”) of the base case at a 10% discount rate is US$590 million. The molybdenum price used in the base case scenario is a declining price averaging US$10.89 per pound over the life of mine. In the opinion of the Thompson Creek Mine Consultants, the base case cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.
Sensitivity Analysis
     The lower part of the Sensitivity Analysis table below, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%. Metallurgical recoveries are capped at the base case values since it is unlikely that they will exceed the base case by the ranges used in the sensitivity analysis.
Sensitivity Analysis

	-20%	-10%	Base	+10%	+20%
Head Grade (% molybdenum)	0.094	0.105	0.117	0.129	0.140
Metal Price (US$ per pound)	8.71	9.80	10.89	11.98	13.07
Operating Cost (US$ 000s)	435,958	490,452	544,947	599,442	653,936
Capital Cost (US$ 000s)	16,677	18,761	20,846	22,931	25,015
Recovery	72.45	81.50	90.56

	% Change in NPV
	-20%	-10%	Base	+10%	+20%
Head Grade (%)	-33	-16	0	16	33
Metal Price (%)	-34	-17	0	17	34
Operating Cost (%)	12	6	0	-6	-12
Capital Cost (%)	1	0	0	0	-1
Recovery	-33	-16	0
     The Thompson Creek Mine Consultants note that molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum prices, the Thompson Creek Mine Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15 and US$20. The table below shows the NPV sensitivity to a range of molybdenum prices:
Value of Thompson Creek Mine at Varying Molybdenum Prices

Long-Term Price of Molybdenum Oxide	NPV @ 10% discount
(US$ per pound)	(US$M)
5	427
8	590
10	698
15	1,046
20	1,454

Endako Mine, British Columbia
     At the request of Blue Pearl, Richard E. Routledge, M.Sc., P.Geo., Consulting Geologist at SWRPA, John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P.Eng., Project Manager at Hatch, Hoe Teh, P.Eng., Senior Metallurgist at Hatch, and Pierre C. Pelletier, Environmental Consultant and President of Rescan (Messrs. Routledge, Postle, McMaster, Teh and Pelletier are collectively referred to in this section as the “Endako Mine Consultants”), prepared a report dated July 31, 2006 entitled “Technical Report on the Endako Mine Located in Northern British Columbia” (the “Endako Report”). Each of Messrs. Routledge, Postle, McMaster, Teh and Pelletier are “Qualified Persons” and independent of Blue Pearl within the meaning of NI43-101.
     The following description of the Endako Mine has largely been summarized from the Endako Report and readers should consult the Endako Report to obtain further particulars regarding the Endako Mine. The Endako Report is available for review on the SEDAR website located at www.sedar.com under Blue Pearl’s profile.
Project Description and Location
     The Endako Mine is an open pit molybdenum mine and concentrator located 160 kilometres west of Prince George, British Columbia. The mine is operated as a joint venture (the “Endako Mine Joint Venture”) between Thompson Creek Mining Ltd. (“TCML”), a subsidiary of Thompson Creek, which holds a 75% interest and Sojitz Moly Resources, Inc. (“Sojitz”), which holds the remaining 25% interest. See “Endako Mine Joint Venture” below for further details regarding the Endako Mine Joint Venture. The mine consists of three contiguous open pit mines: the Endako pit (approximately 6,000 by 2,000 feet), the Denak East pit (approximately 1,800 by 1,600 feet) and the Denak West pit (approximately 1,400 by 1,200 feet). The Endako Mine property consists of 374 claims, including 25 mineral leases, covering 7,741 hectares. There are no royalties, back-in rights, encumbrances on title or other agreements, other than the Endako Mine Joint Venture.
Environmental Considerations
     The current operation at the Endako Mine is forty plus years old and, as such, has operating procedures and permits that are based on 1970s discharge criteria. In the Endako Mine Consultants’ opinion, the Endako Mine site is well managed from an operations perspective. Since the parties to the Endako Mine Joint Venture purchased the operation in 1997, there have been significant improvements to air emission, water management and reclamation at the site. In the Endako Mine Consultants’ opinion, Thompson Creek has developed a good rapport with the provincial and federal regulators and, therefore, any changes in environmental legislation are likely workable. In the Endako Mine Consultants’ opinion, there is no apparent reason to tighten the discharge limits in the existing environmental permits based on the effects to the receiving environment. The reclamation bond of approximately $3 million is inadequate to decommission and close the mine. Full closure cost to a partial walk-away situation will likely cost three to four times the amount of the existing bond. The Endako Mine is carrying an additional $8 million in an escrow account for closure. The long-term environmental risks to the Endako Mine are associated with potential water treatment requirements and the need for additional tailings storage facilities if production is to be sustained in the long-term. The mine’s independent consultant, URS Corporation, monitors the on-site tailings dams on an annual basis. The Endako Mine property complies with all necessary operating permits.
Tailings Dams
     The Endako Mine Consultants inspected the tailings containment dams with the perspective of providing an opinion on the stability of these structures. The Endako Mine Consultants are not experts in this area and have relied on the reports prepared by URS Corporation, the mine’s independent consultant who monitor these dams on an annual basis. The dams are constructed so that the final shape of the tailings containment are domes. The dome design allows water in the tails to seep from the bottom of the containment area at a slow rate, which prevents the material from washing out the dam. As more tailings are deposited, the containment area becomes smaller and smaller and the phreatic surface, the level of water in the dams, does not rise. The level of water in the dams is monitored with piezometers.
     Locally, there are areas where surface water from rapid snow melt has caused washouts, which have been repaired by the tailings crew. In some cases, water has seeped from the dam. The remedy has been to remove vegetation that is impeding drainage and placing rock material in the areas to facilitate flow. In the Endako Mine Consultants’ opinion, this remedy has worked very well. In addition, the upper benches of the dam are sloped inward so that water from melt does not run over the sides of the benches but into the dam, hence stopping erosion.
     The lower benches of the dams are being reclaimed. This involved contouring the benches on the dams so that water will run off down the side, over a vegetation cover.
Endako Mine Joint Venture
     TCML and Nissho Iwai Moly Resources, Inc. (Canada) (now Sojitz) entered into a 20-year exploration, development and mine operating agreement (the “Endako Mine Joint Venture Agreement”) dated June 12, 1997 relating to the Endako Mine. Under the Endako Mine Joint Venture Agreement, TCML has been appointed manager with overall management responsibility for operations and there is a management committee (the “Management Committee”) which consists of three members appointed by TCML and two members appointed by Sojitz, with each of TCML and Sojitz having votes on the Management Committee in proportion to its participating interest. A decision of the majority of the participating interest is binding on the Management Committee, except for the following which require unanimous agreement of the Management Committee: (i) disposition of all or a substantial portion of the Endako Mine assets; (ii) contracts with affiliates over US$500,000 or sales of product to affiliates of TCML or Sojitz; (iii) compensation for management of the business; (iv) modification of the Endako Mine Joint Venture Agreement; (v) any change in business purpose; (vi) any modifications or replacements to the production plan as set out in the Endako Mine Joint Venture Agreement; (vii) investment in other companies; (viii) any borrowing by the joint venture or loan to any third party or any guarantee; (ix) changes in the manager, other than by reasons of default; and (x) except in the case of emergency or unexpected expenditures, a discretionary capital expenditure in excess of US$1,000,000.
     Pursuant to the Endako Mine Joint Venture Agreement, neither TCML nor Sojitz can transfer any part of its interests in any Endako mine assets or the Endako Mine Joint Venture Agreement, subject to having the right to transfer to a third party an interest in its participating interest and subject to certain limitations. Any transfer is subject to a pre-emptive right of the other party. Sojitz has waived any and all pre-emptive rights which it has relating to the Thompson Creek Acquisition pursuant to the Endako Mine Joint Venture Agreement.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Endako Mine is accessible by commercial air carrier to Prince George, British Columbia, then by car west on a paved highway for approximately 175 kilometres to Endako village, then south on the Endako mine road for an additional 10 kilometres.
     The mean annual temperature for the area is 4 degrees Celsius. Average temperature in July, the warmest month, is 15.5 degrees Celsius and average temperature in January, the coldest month, is minus 9.6 degrees Celsius. The Endako mine operates year round. The average annual precipitation is 600.8 millimetres.
     The infrastructure at the Endako Mine includes a 30,000 tonnes per day concentrator, a 14,000 to 16,000 kilograms per day roaster, a non-operating refinery, a tailings pond comprising three cells and polishing ponds and fresh water ponds, a crushing plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a garage and other shops. The power supply of the site is provided by an 8.5 kilometre, 69 kilovolt power line owned by B.C. Hydro from the town of Endako. Fresh water for the operations is pumped from François Lake located nearby.
     The Endako Mine is located in an area characterized by gently rolling terrain. Elevations range from 670 metres at Endako village to 1,070 metres at the crest of the Endako pit. The uplands are well drained, with few marshes and lakes, while the valleys are bottomed by narrow lakes such as Fraser Lake and Francois Lake. A distinct east-west grain from glaciation overprints the general northwest-southeast trend of bedrock. Vegetation consists of relatively open pine forests and grasslands.
History
     The Endako deposit was discovered in 1927 by local hunters. Minor underground exploration work took place in subsequent years. In 1962, R&P Metals Corporation Ltd. began a diamond drilling program to evaluate the discovery and, based on the exploration results, incorporated a company named Endako Mines Ltd. Canadian Exploration Limited, a wholly-owned subsidiary of Placer Development Ltd. (later to become Placer Dome Inc.) (“Placer”) entered into an option agreement with Endako Mines Ltd. in August 1962 and continued exploration on the property. In March 1964, Placer decided to place the property into production. Production commenced in June 1965 at a plant capacity of 9,000 tonnes per day (combined concentrator and roaster). Expansions in 1967 and improvements in 1980 increased concentrator capacity. In 1982, the mine and concentrator were closed due to low metal prices, the roaster continued to operate, processing molybdenum concentrates from other operations on a toll basis. The mine and mill were re-opened in 1986 and by 1989 production reached 28,000 tonnes per day. The current capacity is 30,000 tonnes per day. In June 1997, the parties to the Endako Mine Joint Venture purchased the mine from Placer. The following table sets forth the historical production from the Endako Mine:

Historical Production at the Endako Mine(1)(2)

Mine Production	2000/01	2001/02	2002/03	2003/04	2004/05	Total
Mine Production (000s tonnes)	7,791	9,486	9,622	8,608	7,453	42,961
Waste (000s tonnes)	3,309	2,498	5,313	5,850	9,636	26,606
Total Mined	11,100	11,984	14,935	14,459	17,089	69,567
Stockpile (000s tonnes)	1,717	269	136	1,167	3,801	7,089
Total (000s tonnes)	12,817	12,253	15,071	15,625	20,890	76,656
Strip ratio	0.42	0.26	0.55	0.68	1.29

Mill Production
Mill Production (000s tonnes)	9,386	9,641	9,706	9,350	9,604	47,687
Grade (% molybdenum)	0.128	0.122	0.111	0.112	0.099	0.114
Recovery (%)	78.16	75.71	80.04	79.20	77.20	78.06
Ultrapure (000s pounds molybdenum)	439	434	782	282	—	1,937
Oxide (000s pounds molybdenum)	11,611	11,607	11,831	10,849	9,956	55,854

Total (000s pounds molybdenum)	12,050	12,041	12,613	11,131	9,956	57,792

(1)	Year end is September 30.

(2)	Columns and rows may not add due to rounding.
Geological Setting
     The Endako molybdenite deposit is hosted in the Endako quartz monzonite intrusive, a phase of the Middle to Late Jurassic Francois Lake Intrusions that form a large composite batholith. The deposit is genetically associated with the terminal stages of magmatic activity, represented by intrusion of the Casey monzogranite, dated at 145 Ma.
Exploration
     The Endako Mine Joint Venture has been carrying out some drilling and testing of the drill holes at the mine since 1997. Most recently, the Endako Mine Joint Venture drilled in 35 NQ surface holes in January and February 2006 in order to find additional molybdenite resources on the Endako Mine property. Additional drilling took place in the Denak West pit, east of the Endako East pit and in the Casey Lake area. Based on the drilling results, a 30 hole, 15,000 foot diamond drilling program has been recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.
Mineralization
     Mineralization on the Endako Mine property consists of quartz veins, stockworks, veinlets and fractures bearing molybdenite, pyrite, magnetite, minor chalcopyrite, and rare bornite, bismuthite, galena, wulfenite, scheelite and specularite. Quartz veins mineralized by molybdenite occur milky white to banded or ribboned and are often brecciated and healed by quartz and late stage calcite and minor chalcedony. Molybdenite varies in grain size from very coarse and greasy to microscopic grains in quartz, referred to as “black quartz ore”. Disseminated molybdenite mineralization occurs as broad halos around and between the veins in the Endako pit but is lacking in the Denak pits where discrete mineralized veins and narrow low grade envelopes are separated by waste. Individual quartz-molybdenite veins have limited extent; however, the vein systems in which they occur can be traced throughout the deposit.

Drilling
     Core drilling was done from surface with later fill-in, generally to the ultimate pit floor, done from within the pits. Hole collars are generally on 200 foot sections, and at 200 to 100 feet on section. Within the Endako and Denak East pits, most holes are vertical with some inclined to the north. In the Denak West pit, drilling is mostly inclined to the east, with some drilling inclined to the north and some vertical. Collars were surveyed in the mine grid; vertical holes do not appear to have been surveyed down-hole, inclined holes have dip tests only and not all were surveyed. The following table summarizes the Endako Mine property’s drill hole statistics with sample lengths typically being greater than 25 feet:
Drill Hole Statistics on the Endako Mine

Number of Holes	855
Total Length	410,150 feet
Minimum Length	16 feet
Maximum Length	1,505 feet
Average Length	480 feet
Strike Length Drilled	11,798 feet
Sampling and Analysis
     Blast hole sampling is used for delineating ore and waste and establishing dig patterns on the pit benches. Blast hole sampling is the basis for reconciliation of mine production with concentrator production and the resource/reserve block model. Blast holes of 12.5 inches diameter are rotary drilled on a 30 by 30 feet pattern with cuttings tube-sampled at the hole collar by the driller. Ore and waste contacts are defined on the bench by simple contouring of the blast hole grades. Internal dilution is included where necessary for practical excavation and the outline is adjusted for shovel dig direction.
     Documentation is in place and checks are carried out to assure that blast hole sampling follows procedures. The top 2 inches of the chip pile representing bench subgrade is removed prior to dividing the pile into quadrants and tube sampling. The four samples are composited by placing them in a large plastic bag with a tag and submitted to the mine laboratory for analysis. Tube sampling can be problematic for nuggety/particulate minerals. Outside consultants have examined results and concluded that tube sampling is effective at the Endako Mine. Where discrete narrow veins occur, such as at the Denak pits, tube sampling may be less effective than for the Endako Mine pit vein and disseminated ores.
     The Endako Mine laboratory, operated by Endako employees, uses reference standards prepared from certified standards supported by certificates according to ISO 9002 protocol. The Endako Mine laboratory is not an ISO/IEC Guide 43-1 or ISO/IEC Guide 25 accredited mineral laboratory. Sample pulps are periodically sent to outside mineral laboratories for round robin testing. The sample preparation analysis method conform to industry standards. No quality control and quality assurance data was reviewed by the Endako Mine Consultants.
Data Verification
     The Endako Mine Consultants compared drill log entries with data compiled on hardcopy cross sections and plans for a limited number of drill holes while on site.
     ASCII files provided by Endako were processed to eliminate duplication of holes and survey records in the database provided. Duplication likely originated when combining the separate files for

Denak and Endako areas. GEMS 5.5 data routines were used to identify and correct overlapping, out of sequence, duplicated and missing intervals. None of these problems were found in the database.
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated mineral resources for 100% of the Endako Mine as of September 30, 2005 (Blue Pearl will only own 75% of the Endako Mine following the Thompson Creek Acquisition):
Indicated Mineral Resources (1)(2)(3)(4)

			Contained		Recoverable
Pit	Tonnes	Molybdenum Grade	Molybdenum	Recovery	Molybdenum
	(thousands)	(%)	(millions of pounds)	(%)	(millions of pounds)
Endako Pit	29,124	0.071	45.63	76.7	35.0
Denak West Pit	22,662	0.070	34.74	77.0	26.7

Total	51,786	0.070	80.37	76.8	61.7

(1)	The mineral resource estimates for the Endako Mine set out in the table above have been prepared by the Endako Mine Consultants who are all qualified persons under NI 43-101. The mineral resources are classified as indicated, and are based on the CIM Standards.

(2)	Mineral resources are reported at a cut-off grade of 0.04% molybdenum.

(3)	Numbers may not add up due to rounding.

(4)	Mineral resources include probable mineral reserves.
     The following table sets forth the estimated mineral reserves for 100% of the Endako Mine as of September 30, 2005 (Blue Pearl will only own 75% of the Endako Mine following the Thompson Creek Acquisition):
Proven and Probable Mineral Reserves (1)(2)(3)(4)

				Contained		Recoverable
Pit	Category	Tonnes	Molybdenum Grade	Molybdenum	Recovery	Molybdenum
		(thousands)	(%)	(millions of pounds)	(%)	(millions of pounds)
Endako Pit	Probable	29,124	0.071	45.63	76.7	35.0

Denak West Pit	Probable	22,662	0.070	34.74	77.0	26.7

Stockpiles	Proven	22,204	0.046	22.68	75.0	17.0

Total		73,990	0.063	103.04	76.4	78.8

(1)	The mineral reserve estimates for the Endako Mine set out in the table above have been prepared by the Endako Mine Consultants who are all qualified persons under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Mineral reserves are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a United States dollar exchange rate of $ 1.19 per US$1; bulk density is 2.56 tonnes per cubic metre; and a waste to ore stripping ratio of approximately 1:1.

(4)	Numbers may not add up due to rounding.
Mining Operations
     The Endako deposit is being mined using conventional truck and shovel open pit mining techniques. The current mine plan provides for mining until 2011. The total tonnage planned to be mined is approximately 51.7 million tonnes of ore and 51.0 million tonnes of waste per year at a stripping ratio of 0.99:1. After the mining is completed, the remaining material in the stockpiles will be reclaimed and treated, extending the life of the operation to 2013.
     Wall failures have occurred in the north and south walls about half way along the Endako pit where two major faults intersected. Both these areas have been identified as areas of weakness and are being monitored closely.
     Most of the equipment in the mine is quite old, however, availabilities are very good, indicating an excellent maintenance program.
     The Endako Mine includes two roasters, one of which is decommissioned. The major factors influencing the recovery are mineralogy. Other factors include the size of the flotation feed, the flotation circuit flowsheet and the reagents in use.
     Capital costs are currently estimated at $1.6 million per year for the life of the mine. In addition, there will be a $8 million movement cost for the in-pit crusher. Total operating costs are estimated to be $64 million per year with current stripping increasing production costs and reducing stripping near the end of mine life, which will reduce costs. As the Endako Mine is an ongoing operation, payback is immediate.
Life of Mine Plan
     Current life of mine plan shows open pit mining until 2011, and includes mining the Endako pit for two years, followed by the Denak East pit and the Denak West pit for two years. The total tonnage planned to be mined is approximately 51.7 million tonnes of ore and 51.0 million tonnes of waste per year at a stripping ratio of 0.99:1. After mining is completed, the remaining material in the stockpiles will be reclaimed and treated extending the life of the operation to 2013.
     The Endako Mine Consultants reviewed the life of mine plan for the next seven years commencing September 30, 2005 and believe that the production targets are reasonable.
Mineral Processing
     The Endako metallurgical facility consists of a concentrator that produces a MoS2 concentrate and a roasting plant that converts the MoS2 concentrate into MoO3. The facility has a nameplate capacity of 30,000 tonnes per day of ore.
     Crushed fine material is stored in six fine ore bins, with 19,000 tonnes of live storage each. The material is withdrawn from the bins, by conveyors, to feed the two-stage grinding circuit that liberates the MoS2 from the host rock for recovery by flotation. Total throughput of the plant averaged 26,000 tonnes per day for 2001 to 2005. The average grade ranges between 0.09% MoS2 and 0.128% MoS2
     The grinding circuit consists of five parallel rod mill-ball mill circuits. The rod mills operate in open circuit while the ball mills operate in closed circuit with cyclones. In each circuit, the rod mill product discharges into the ball mill discharge pump box, and is pumped to the cyclones together with the ball mill discharge. The cyclone underflow is recycled back to the ball mill, while the overflow is fed to the rougher flotation circuit consisting of five sections - one section per grinding circuit. The particle size in the cyclone overflow is approximately 80% passing 300 microns.
     The flotation reagents, fuel oil and terpene SW, are added to the grinding circuit and carried through in the cyclone overflow to rougher flotation. No other reagents are added to rougher flotation. The rougher flotation tailings are pumped to the tailings pond. The rougher concentrate from all the sections are collected and pumped to two first flotation columns.
     The first column flotation concentrate is pumped to a thickener for dewatering prior to regrinding. The column tailings are upgraded in the first cleaner cells, with the concentrate pumped to the thickener and the tailings recycled to the grinding circuit.
     The thickener underflow is reground in two parallel regrind ball mills operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill while the overflow feeds the second cleaners. The second cleaner concentrate is again reground to enhance upgrading in the subsequent cleaner flotation stages, while the tailings are recycled to the first flotation columns.
     Following the regrind, the second cleaner concentrate is upgraded in five additional stages of cleaner flotation operating in closed circuit. The concentrate from each stage moves forward to the next cleaner stage while the tailings recycle back to the preceding cleaner stage.
     Sodium cyanide is added to the second and third cleaner stages to depress copper and to improve the flotation concentrate grade.
     The final concentrate from 7th cleaner flotation is dewatered in a thickener. The thickener overflow is recycled to the plant as process water. The thickener underflow is leached, dried then roasted to finish product.
Roasters
     There are two roasters installed at Endako. One is decommissioned and would require capital expense to re-commission, including a possible requirement for additional waste gas scrubbing. The Endako Mine Consultants have not estimated the cost to bring additional roasters on line or investigated implications that this would have on the operating air permits.
     The operating roaster is a conventional multiple hearth, rotary grate type. The yield for conversion is in the range of 98% and typical for this type of operation. Losses are attributed to entrained dust reporting to the waste gas stream. The waste gas is treated in a conventional packed tower scrubbing system to remove particulate to permitted discharge levels. The cleaned gas stream is discharged from the scrubbing system in ductwork to a short steel discharge stack.
     The unit in operation typically operates in the range of 14,000 to 16,000 kilograms of molybdenum per day with an average availability in the range of 90%. At current head grades and mill yield this is sufficient to process the mill concentrate production.
     The roasted molybdenum trioxide is leached using hydrochloric acid to remove bismuth and lead before packaging for shipment.
     In the Endako Mine Consultants’ opinion, if normal and historical operating and maintenance practices are continued, the mill should continue to have an availability in the range of 95% of annual scheduled operating hours and the roaster in the range of 90% of annual scheduled operating hours through the projected mine life in 2011.
Markets
     Molybdenum’s most common ore is MoS2 which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure. See “The Molybdenum Industry” for further details regarding the molybdenum industry.
Contracts
     Thompson Creek has advised the Endako Mine Consultants that it has many different customers and, therefore, sells molybdenum in many different ways, including bill of sale, contracts or by agents. The Endako Mine Consultants are not aware of any other material contracts existing at the Endako Mine.
Taxes
     Thompson Creek is subject to taxation on a state, federal and local level. The Endako Mine Consultants are not experts in the area of taxation and therefore have not ascertained the levels of taxation that are applicable to the Endako operation. The Endako Mine Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For purposes of the Endako Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model.
Economic Analysis
     The Endako Mine Consultants’ base case undiscounted, pre-tax cash flow totals $520.6 million over the mine life, the total cash cost is $5.85 per tonne milled, and the mine life capital cost is $17.4 million, for a total production cost of $5.65 per pound of molybdenum. Average annual molybdenum production during operation is 9.44 million pounds per year. Net present value of the base case at a 10% discount rate is $435.4 million for the total project. The molybdenum price used in the base case scenario is a declining price averaging US$11.71 per pound over the life of mine.
Sensitivity Analysis
     The lower part of the Sensitivity Analysis table below, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of-20% to +20%.
Sensitivity Analysis

	-20%	-10%	Base	+10%	+20%
Exchange Rate (US$/C$)	0.72	0.81	0.90	0.99	1.08
Head Grade (% molybdenum)	0.082	0.093	0.103	0.113	0.123
Metal Price (US$ per pound)	10.29	11.00	11.71	12.43	13.14
Operating Cost (US$ 000s)	300,663	338,011	375,359	412,708	450,056
Capital Cost (US$ 000s)	13,920	15,660	17,400	19,140	20,880
Recovery (%)	60.3	67.8	75.3	82.9	90.4

	% Change in NPV
	-20%	-10%	Base	+10%	+20%
Exchange Rate (%)	42	18	0	-15	-28
Head Grade (%)	-33	-17	0	17	33
Metal Price (%)	-26	-13	0	13	26
Operating Cost (%)	13	6	0	-6	-13
Capital Cost (%)	1	0	0	0	-1
Recovery (%)	-33	-17	0	17	33
     The Endako Mine Consultants note that molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum prices, the Endako Mine Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15 and US$20. The table below shows the NPV sensitivity to a range of molybdenum prices:
Value of Endako Mine at Varying Molybdenum Prices

Long-Term Price of Molybdenum Oxide	NPV @ 10% discount
(US$ per pound)	(C$M)
5	377
8	435
10	475
15	620
20	822

CONSOLIDATED CAPITALIZATION
     The following table sets forth the Corporation’s consolidated capitalization as at June 30, 2006, adjusted to give effect to the material changes in the share and loan capital of the Corporation since June 30, 2006, the date of the Corporation’s most recently filed financial statements. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation as at and for the six months ended June 30, 2006, including the notes thereto, and management’s discussion and analysis incorporated by reference in this short form prospectus as well as the unaudited pro forma consolidated financial statements of the Corporation, including the notes thereto, included in this short form prospectus.

			As at June 30, 2006 After Giving
			Effect to the Exchange of the
			Subscription Receipts, the Debt
			Financing and the Thompson
	As at June 30, 2006		Creek Acquisition(1)
	(in thousands, except share, option and warrant amounts)
Common Shares	$21,190		US$ ●
(Authorized — unlimited)	(48,967,328 shares)		(● shares	)
Contributed Surplus/ Share Purchase	1,030		924
Options	(3,533,500 options)		(3,533,500 options	)
Share Purchase Warrants	502		450
	(7,203,375 warrants	)	(● warrants	)
Deficit	(14,998)		(13,451)
Long Term Debt (2)
(includes current portion)

- Incurred on acquisition	—		450,000
- Other long term debt	—		10,446
- Other long term liabilities	—		7,304

Total Capitalization	$7,724		US$ ●

(1)	After deducting the Agents’ fee and estimated expenses of the Offering.

(2)	This debt was incurred to partially fund the aggregate consideration payable in connection with the Thompson Creek Acquisition.
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
     The following summary unaudited pro forma consolidated financial information gives effect to the Thompson Creek Acquisition, the Offering and the Debt Financing, as if such events had occurred on December 31, 2005 for results of operations purposes, and on June 30, 2006 for balance sheet purposes. This selected unaudited pro forma consolidated financial information is based on available information and certain assumptions the Corporation considers reasonable and is presented for illustrative purposes only. It does not purport to represent what the Corporation’s results of operations or financial position would have been if the Thompson Creek Acquisition and the financings had occurred on the dates indicated. The selected unaudited pro forma consolidated financial information is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of Blue Pearl and the historical consolidated financial statements of Thompson Creek, including the notes thereto, included elsewhere in this short form prospectus.

	Pro Forma for the Six Months		Pro Forma for the Year Ended
	Ended June 30, 2006		December 31, 2005
(in thousands, except per share amounts)
Results of Operations:
Revenue	US$	438,717	US$	790,424
Net income		●		●
Net profit (loss) per share	US$	●	US$	●

Pro Forma as at June 30, 2006
Balance Sheet:
Cash and cash equivalents	US$	●
Total assets		●
Total liabilities		●
Shareholders’ equity		●
USE OF PROCEEDS
     The Escrowed Funds will be deposited in escrow at the closing of the Offering with the Escrow Agent. If the closing of the Offering occurs concurrently with the closing of the Thompson Creek Acquisition, the proceeds of the Offering will not be held in escrow.
     Provided that the Escrow Release Conditions are satisfied prior to the Deadline, the balance of the Escrowed Funds (together with interest or other income earned thereon), after payment to the Agents of their fee, will be released to the Corporation to facilitate the closing of the Thompson Creek Acquisition. The Corporation intends to use the net proceeds from the Offering, after deducting the fees payable to the Agents and the expenses of the Offering, together with the net proceeds from the Debt Financing, to fund the purchase price for the Thompson Creek Acquisition of US$575 million, for transaction costs relating to the Thompson Creek Acquisition, the Offering and the Debt Financing (approximately US$● million) and for general corporate and working capital purposes.
PLAN OF DISTRIBUTION
     Pursuant to the Agency Agreement, the Agents will agree to act as agents to Blue Pearl to offer the Subscription Receipts for sale in each of the provinces of Canada, on a best efforts basis, if, as and when issued by Blue Pearl, at a price of $● per Subscription Receipt, payable to the Corporation against delivery of certificates representing the Subscription Receipts, subject to compliance with all necessary legal requirements and to the conditions contained in the Agency Agreement. The Offering Price was determined by negotiation between Blue Pearl and the Agents.
     The Corporation will grant the Agents the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Agents, for a period of 30 days from the closing of the Offering, under which the Agents may offer for sale up to an additional ● Subscription Receipts at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Subscription Receipts issued upon exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. If the Over-Allotment Option is exercised in full, the total price to the public, the Agents’ fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be $●, $● and $●, respectively.
     The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Corporation and Equity Transfer & Trust Company, as warrant agent thereunder (the “Warrant Agent”). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $● at any time prior to 5:00 p.m. (Toronto time) on the date which is five years after the Closing Date, after which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.
     The Escrowed Funds will be deposited at the closing of the Offering in escrow with the Escrow Agent, and invested in short term investment grade debt obligations pending satisfaction of certain conditions which shall include the following (the “Escrow Release Conditions”): (i) all of the conditions precedent contained in the Thompson Creek Acquisition Agreement have been fulfilled or waived to the Corporation’s satisfaction, any waivers under or amendments to the Thompson Creek Acquisition Agreement shall not cause this short form prospectus to contain a misrepresentation (as defined in securities legislation), and the parties to the Thompson Creek Acquisition Agreement are prepared to close on the next business day; and (ii) the Corporation and GMP Securities L.P. have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on November 30, 2006 (the “Deadline”), each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action by holders of Subscription Receipts, and the Escrow Agent will pay to the Agents their fee and out of pocket disbursements and release the balance of the Escrowed Funds (together with interest or other income earned thereon) to the Corporation to facilitate the closing of the Thompson Creek Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Thompson Creek Acquisition Agreement is terminated prior to such time (in either case the “Termination Time”), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price and their pro rata portion of interest or other income earned thereon (less applicable withholding tax, if any).
     If the closing of the Offering occurs concurrently with the closing of the Thompson Creek Acquisition, or if the Over-Allotment Option is exercised concurrently with or after the closing of the Thompson Creek Acquisition, Common Shares and Warrants will be issued directly to purchasers hereunder in place of Subscription Receipts. In such event, the proceeds of the Offering will not be held in escrow.
     The Corporation has agreed to pay the Agents a fee of $● (equal to 4.5% of the gross proceeds of the Offering) for their services in connection with the distribution of the Subscription Receipts offered by this short form prospectus, which fee will be paid upon release of the Escrowed Funds. In addition, the Corporation has agreed to pay GMP Securities L.P. a fee of $● (equal to 1.0% of the gross proceeds of the Offering) for its advisory services to Blue Pearl relating to the Thompson Creek Acquisition, which fee will also be paid upon release of the Escrowed Funds.
     While the Agents have agreed to use their best efforts to sell the Subscription Receipts, on a several basis, they are not obligated to purchase any Subscription Receipts. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets or upon the occurrence of certain stated events. Subscriptions for

Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.
     The Subscription Receipts, the Common Shares and the Warrants to be issued in exchange for the Subscription Receipts and the Common Shares issuable upon exercise of the Warrants, have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. The Agents have agreed that, except as permitted by the Agency Agreement and as expressly permitted by applicable laws of the United States, they will not offer or sell the Subscription Receipts at any time within the United States or to, or for the account or benefit of, U.S. persons. The Agency Agreement permits the Agents to offer and sell Subscription Receipts to certain accredited investors in the United States in a manner exempt from the registration requirements of the U.S. Securities Act and in compliance with applicable state securities laws. Terms used in this and the next paragraph have the meanings given to them in Regulation S under the U.S. Securities Act.
     This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Subscription Receipts in the United States or to, or for the benefit of, U.S. persons. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Subscription Receipts within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act, unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act. The Subscription Receipts, the Common Shares and the Warrants will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act.
     Pursuant to policy statements and/or rules of the Ontario Securities Commission and the Autorité des marchés financiers, the Agents may not, throughout the period of distribution under this short form prospectus, bid for or purchase the Subscription Receipts, the Common Shares or the Warrants. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Agents may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
     The Agency Agreement also provides that the Corporation will indemnify the Agents and each of their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Agents may be required to make in respect thereof.
     The Corporation has applied to list the Common Shares and Warrants distributed under this short form prospectus and the Common Shares issuable upon exercise of the Warrants on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

RELATIONSHIP BETWEEN BLUE PEARL AND UBS SECURITIES CANADA INC.
     In connection with the distribution of the Subscription Receipts, Blue Pearl may be considered to be a “connected issuer” to UBS Securities Canada Inc. (the “Connected Agent”) under applicable Canadian securities legislation. UBS Loan Finance LLC and UBS Securities LLC which are affiliates of the Connected Agent have entered into a commitment letter with Blue Pearl for loan facilities in the aggregate amount of US$475 million to finance a portion of the purchase price for the Thompson Creek Acquisition. See “The Corporation – Debt Financing”. UBS Securities LLC, an affiliate of the Connected Agent., has also acted as financial advisor to Thompson Creek and the Thompson Creek Vendors in connection with the Thompson Creek Acquisition.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Subscription Receipts
     The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into between the Corporation and the Escrow Agent. The following summary of the Subscription Receipt Agreement is not complete and is qualified in its entirety by reference to the Subscription Receipt Agreement.
     Upon exchange, each Subscription Receipt will entitle the holder thereof to acquire one Common Share and one-half of one Warrant for no additional consideration. The number of Common Shares issuable upon exchange will be subject to adjustment in certain circumstances, as more fully described below. Upon satisfaction of the Escrow Release Conditions, outstanding Subscription Receipts will be automatically exchanged with no action required by the holders thereof. If the Escrow Release Conditions are not satisfied, or if the Thompson Creek Acquisition Agreement is terminated, prior to the Deadline (in either case, the “Termination Time”), commencing on the third business day following the Termination Time, the Escrow Agent will return to holders of Subscription Receipts an amount equal to the Offering Price for the Subscription Receipts plus a pro rata share of the interest or income earned thereon (less applicable withholding tax, if any).
     The Subscription Receipt Agreement will provide for adjustment in the number of Common Shares issuable upon the exchange of the Subscription Receipts upon the occurrence of certain events, including:
(a)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Subscription Receipt Agreement, or a distribution of Common Shares upon the exercise of the Subscription Receipts or pursuant to the exercise of directors, officers or employee stock options granted under the Company’s stock option plans);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Subscription Receipt Agreement, for the Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.
     The Subscription Receipt Agreement will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Subscription Receipts in the event of the following: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers with or into another entity (other than a consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another company or other entity.
     No adjustment in the number of Common Shares issuable upon the exercise of the Subscription Receipts will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares to be received upon exchange by at least one one-hundredth of a Common Share.
     No fractional Common Shares will be issuable upon the exercise of any Subscription Receipts, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Subscription Receipts will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
     From time to time, the Corporation and the Escrow Agent, without the consent of the holders of Subscription Receipts, may amend or supplement the Subscription Receipts for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Subscription Receipts. Any amendment or supplement to the Subscription Receipt Agreement that adversely affects the interests of the holders of the Subscription Receipts may only be made by “extraordinary resolution”, which is defined in the Subscription Receipt Agreement as a resolution either (1) passed at a meeting of the holders of Subscription Receipts at which there are holders of Subscription Receipts present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Subscription Receipts and passed by the affirmative vote of holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts.
Common Shares
     The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), issuable in series. As of September 8, 2006, there were 50,667,328 Common Shares and no Preferred Shares issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Warrants
     The Warrants will be issued in registered form under and be governed by the terms of the Warrant Indenture. The Corporation will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.
     The Common Shares and the Warrants underlying the Subscription Receipts will be issued upon exchange of the Subscription Receipts. Each Warrant will entitle the holder to purchase one Common Share at a price of $●. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date which is five years after the Closing Date, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.
     The exercise price for the Warrants is payable in Canadian dollars.
     The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:
(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Corporation’s stock option plans);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.
     The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.
     No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.
     The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.
     No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
     From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ‘‘extraordinary resolution’’, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Cassels Brock & Blackwell LLP, counsel to Blue Pearl, and Goodman and Carr LLP, counsel to the Agents, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Subscription Receipts acquired under the Offering and holders of Common Shares and Warrants issuable in exchange for Subscription Receipts (collectively, the “Securities”) who are residents of Canada for the purposes of the Tax Act. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm’s length and are not affiliated with the Corporation; (ii) are not “financial institutions” as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not “specified financial institutions” as defined in the Tax Act; (iv) are not “tax shelter investments” as defined in the Tax Act; and (v) hold the Securities as capital property. Generally, the Securities would be considered to be capital property to a holder provided that the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.
     This summary is based upon the facts set out in this short form prospectus, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”) and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in their proposed form, if at all; however, except for the Proposed Amendments dealing with “eligible dividends” described below, the Canadian federal income tax considerations generally applicable to holders with respect to the Securities will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.
     This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Securities. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.
Acquisition of Common Shares and Warrants on Exchange of Subscription Receipts
     No gain or loss will be realized by a holder on the exchange of a Subscription Receipt for one Common Share and one-half of one Warrant evidenced thereby. This opinion is based upon the interpretation of counsel that a Subscription Receipt is an agreement to acquire a Common Share and one-half of one Warrant upon the satisfaction of the Escrow Release Conditions. No advance income tax ruling has been requested from the CRA, and counsel is not aware of any judicial consideration of this interpretation. Purchasers of a Subscription Receipt entitling the holder to acquire one Common Share and one-half of one Warrant will be required to allocate the aggregate cost thereof between the Common Share and one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $● of the issue price of each Subscription Receipt as consideration for the issue of each Common Share and $● of the issue price of each Subscription Receipt as consideration for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA.
     The cost to a holder of a Common Share and one-half of one Warrant acquired on the exchange of a Subscription Receipt will include the amount paid by that holder for the Subscription Receipt. The adjusted cost base of a holder’s Common Shares will be determined by averaging the cost of Common

Shares acquired on the exchange of Subscription Receipts with the adjusted cost base of other Common Shares, if any, held by the holder as capital property at the time of the exchange.
Exercise or Expiry of Warrants
     No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of (i) the holder’s adjusted cost base of the Warrant so exercised, and (ii) the price paid for the Common Share (i.e., the exercise price of the Warrant). The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.
     The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of the expired Warrant.
Dividends on Common Shares
     Dividends received or deemed to be received on the Common Shares by an individual (including some trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations (as defined in the Tax Act). Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax.
     On June 29, 2006, the Minister of Finance (Canada) released draft legislation which is intended to enhance the dividend gross-up and tax credit mechanism applicable to certain “eligible dividends” payable by corporations resident in Canada after 2005. Under the draft legislation, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives written notice from the paying corporation designating the dividend as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as “eligible dividends”. There can be no assurance that the draft legislation will be enacted into law in the form proposed, or at all.
     A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 % of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.
Other Dispositions of Subscription Receipts, Common Shares and Warrants
     A disposition or deemed disposition by a holder of a Subscription Receipt (for greater certainty, other than on the exchange thereof for a Common Share and one-half of one Warrant), a Common Share or a Warrant (other than a disposition of a Warrant on the exercise or expiry thereof) will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt, Common Share or Warrant, as the case may be, are greater (or less) than the aggregate of the holder’s adjusted cost base of the Subscription Receipt, Common Share or Warrant, as the case may be, and any reasonable costs of disposition. A holder’s adjusted cost base of a Subscription Receipt will generally be the amount paid therefor plus any reasonable costs of acquisition. One-half of any capital gain (a “taxable capital gain”) generally must be included in the holder’s income for the taxation year of the disposition, and one-half of any capital loss (an ‘allowable capital loss”) realized in a taxation year may generally be deducted from taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains for a particular year may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. The amount of any capital loss realized by a holder that is a corporation on the disposition of Common Shares may be reduced by the amount of any dividends received or deemed to be received by such holder subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A capital gain realized or a taxable dividend received by a holder who is an individual may give rise to a liability for alternative minimum tax. If a holder is a “Canadian-controlled private corporation”, as defined in the Tax Act, the holder may be liable to pay an additional refundable tax of 6 2/3% on some types of income, including interest and taxable capital gains.
     Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have the Common Shares treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
Repayment of Issue Price and Interest
     If the Escrow Release Conditions are not satisfied prior to the Deadline, a holder will receive the issue price paid for the Subscription Receipt and the holder’s share of interest earned on the Escrowed Funds. The holder will not generally realize any income, gain or loss on the repayment to the holder of the issue price.
     Where a holder is entitled to receive the holder’s share of interest earned on the Escrowed Funds, a holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing income for a taxation year any interest accrued to the holder on the Escrowed Funds to the end of the holder’s taxation year, or that is receivable or received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder’s income for a preceding taxation year. Any other holder that is entitled to receive the holder’s share of interest earned on the Escrowed Funds will be required to include in income for a taxation year such interest as is received or receivable by the holder in that taxation year, depending on the method regularly followed by the holder in computing income.
Non-Resident Holders
     The following portion of the summary applies to a holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Securities in a business carried on in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”). Special rules, which are not discussed in this summary may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Termination of Subscription Receipts
     If the Escrowed Funds are returned to holders, a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act on amounts of interest paid or credited to the Non-Resident Holder. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence.
Acquisition of Common Shares Pursuant to Subscription Receipts
     A Non-Resident Holder of a Subscription Receipt will not realize any gain or loss upon the acquisition of a Common Share pursuant to the provisions of such Subscription Receipt.
Taxation of Dividends
     Dividends received or deemed to be received by a Non-Resident Holder of the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence.
Disposition of Subscription Receipts, Common Shares and Warrants
     A Non-Resident Holder will generally not be subject to a tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of a Subscription Receipt, a Common Share or a Warrant, unless the Subscription Receipt, Common Share or Warrant, as the case may be, constitutes “taxable Canadian property” of the Non-Resident Holder. Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which includes Tier 2 of the TSXV) at the relevant time, the Subscription Receipts, Common Shares and the Warrants, as the case may be, will not constitute “taxable Canadian property” to a Non-Resident Holder unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have owned 25% or more of the issued shares of any class or series of shares of the Corporation at any time during the 60-month period that ends at the particular time.
RISK FACTORS
     The operations of the Corporation are speculative due to the high-risk nature of its business. An investment in securities of the Corporation involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out elsewhere in this short form prospectus, investors should carefully consider the risk factors set out in the Annual Information Form and other documents that are incorporated by reference in this short form prospectus as well as those set out below. Any one or more of such risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.
Risks Relating to the Thompson Creek Acquisition
The Corporation and Thompson Creek may not integrate successfully.
     The Thompson Creek Acquisition will involve the integration of companies that previously operated independently. As a result, the Thompson Creek Acquisition will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees, customers and suppliers. The difficulties which the combined company’s management encounters in the transition and integration processes could have a material adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that the benefits expected from the Thompson Creek Acquisition will not be realized.
Significant indebtedness following the Thompson Creek Acquisition could adversely affect the Corporation’s ability to operate its business.
     Upon completing the Thompson Creek Acquisition, the Corporation will have a significant amount of indebtedness and significant debt service obligations. After giving pro forma effect to the Thompson Creek Acquisition and the financing thereof, as at June 30, 2006, the Corporation would have had outstanding indebtedness of US$● and the Corporation’s ratio of total debt to total capitalization would have been ● to ●. This high degree of leverage could materially and adversely affect the Corporation in a number of ways, including:
•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;

•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, and in particular for the exploration and development of its properties and projects;

•	limiting its access to cash available from operations for future acquisitions and its business in general;

•	increasing its vulnerability to the impact of adverse economic and industry conditions; and

•	placing it at a disadvantage compared to its competitors that have a lower degree of leverage.
     In addition, the Corporation may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which could materially adversely affect the Corporation’s operations and ability to implement its business strategy.
Potential for incurring unexpected costs or liabilities as a result of the Thompson Creek Acquisition.
     Although the Corporation has conducted investigations in connection with the Thompson Creek Acquisition, risks remain regarding any undisclosed or unknown liabilities of the acquired business or assets. Following the Thompson Creek Acquisition, the Corporation may discover that it has acquired substantial undisclosed liabilities. The Corporation will have no recourse against the Thompson Creek Vendors following closing if any of the representations or warranties contained in the Thompson Creek Acquisition Agreement or the Representations and Warranties Agreement prove to be inaccurate, including no rights of set-off against its Contingent Consideration obligations. Such liabilities could have an adverse impact on the Corporation’s business, financial condition, results of operations or cash flows.
     Restrictive covenants in the Loan Facilities may prevent the Corporation from pursuing business activities that could otherwise improve its results of operations.
     The terms of the Loan Facilities will limit the Corporation’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	enter into sale and leaseback transactions;

•	make investments;

•	grant liens;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies.
     The Loan Facilities will require the Corporation to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these restrictive covenants and financial ratios, as well as those that may be contained in any future debt agreements, may impair the Corporation’s ability to finance its future operations or capital needs or to take advantage of other favourable business opportunities. The Corporation’s ability to comply with these restrictive covenants and financial ratios will depend on its future performance, which may be affected by events beyond the Corporation’s control. The Corporation’s failure to comply with any of these restrictive covenants or financial ratios will result in a default under the Loan Facilities, which could permit acceleration of the indebtedness under the Loan Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Corporation may not have sufficient funds available to make the required payments under its debt agreements. If the Corporation is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Corporation may not be able to fully repay the credit facility, if at all.
Risks Relating to the Corporation’s Business
Fluctuations in the market price of molybdenum could adversely affect the value of the Corporation and its securities.
     The Corporation’s earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for molybdenum are the steel and nuclear industries. These industries, as well as certain other industries that use molybdenum, are cyclical in nature. Demand is affected by numerous factors beyond the Corporation’s control, including the general level of industrial production, interest rates, the rate of inflation and the stability of exchange rates, any of which can cause significant fluctuations in molybdenum prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of molybdenum has fluctuated widely in recent years. This volatility is illustrated by the monthly average price ranges for molybdenum from January 2002 through to June 2006 of US$2.60 per pound to US$26.25 per pound as quoted in Platt’s Metals Week. Future price declines would materially reduce the Corporation’s profitability and could cause the Corporation to reduce output at its operations (including possibly closing one or more of the Corporation’s mines or plants), all of which could reduce the Corporation’s cash flow from operations and cause it to default under the Loan Facilities.
     Furthermore, a significant decrease in commodity prices may require the Corporation to revise its mineral reserve calculations and life-of-mine plans, which could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Corporation’s reserve estimates and financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Operations are subject to currency fluctuations.
     Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The Corporation’s costs for the Davidson Project and the Endako Mine are incurred principally in Canadian dollars. However, the Corporation’s revenue is tied to market prices for molybdenum, which are denominated in United States dollars. The appreciation of the Canadian dollar against the United States dollar can increase the cost of molybdenum production in United States dollar terms and results of operations and financial condition could be materially adversely affected. Although the Corporation may use hedging strategies to limit its exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.
The Corporation faces significant environmental risks.
     All phases of the Corporation’s operations are subject to environmental regulation in Canada and the United States. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is contamination on properties that the Corporation owns or owned or for which the Corporation has or has had care, management or control that may result in a requirement to remediate that could involve material costs. In addition, environmental hazards may exist on the properties on which the Corporation holds interests that are unknown to the Corporation at present and that have been caused by previous or existing owners or operators of the properties. The Corporation may also acquire properties with environmental risks.
     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.
Environmental Risks at the Thompson Creek Mine and the Endako Mine.
     The immediate environmental concerns with the Thompson Creek Mine are primarily related to waste rock acid drainage and tailings. In the longer-term, there is some concern about the tailing storage facility. The tailings dam is a centre line construction where the tailings slurry is cyclonal and the coarse fraction is used to build the dam. In order to minimize acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added in the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by regulators and could become an issue for the Thompson Creek Mine. The tailings dam, as designed, has limited capacity to expand.

The total capacity of the dam, which is limited by the height of land at the dam centre line, will be reached with the Phase 7 ore development in 2016. An upstream lift on the dam has been discussed, but the geotechnical investigations have not been completed. A change in the dam design would require regulatory approval.
     In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued the Clean-Up Order by the USDA. The Tungsten Jim mine site extends from the main mine area along Thompson creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of US$1 to US$1.2 million. The Clean-Up Order states that the actual or threatened release of hazardous substances from the mine site may present imminent and substantial endangerment to the public health, welfare or environment and that the removal actions required by the Clean-Up Order are necessary to protect the public health, welfare and environment. Violation of any provision of the Clean-Up Order may subject Thompson Creek to civil penalties of US$32,500 per violation per day. The USDA has the authority to order all actions necessary to protect public health, welfare or the environment or to prevent, abate or minimize the threatened release of hazardous substances, pollutants or contaminants or hazardous or solid waste from the Thompson Creek Mine site. The USDA may seek all legal or equitable relief to enforce the terms of the Clean-Up Order and reserves the right to recover costs incurred related to the Clean-Up Order. Any violations to the Clean-Up Order may cause the USDA to impose more stringent requirements on Thompson Creek and could have a material adverse effect on the Corporation’s business, financial condition or results of operations.
Age of Langeloth Plant.
     Parts of the Langeloth Plant are old, having been in operation since the 1920s. Potential requirements for capital improvement include: modernization of control systems, stack lining repair and ongoing acid plant annual component replacement. The requirement for such capital improvements could have a material adverse effect on the Corporation’s business, financial condition or results of operations.
Structural compromise and old equipment at the Endako Mine.
     Wall failures have occurred in the north and south walls about half way along the Endako pit where two major faults intersected. Both these areas have been identified as areas of weakness and are being monitored extensively. Most of the equipment in the mine is quite old and has been operated for many hours. Any structural failures or unavailability of mine equipment could have a material adverse effect on the Corporation’s business, financial condition or results of operations
The Corporation is subject to substantial government regulation.
     The Corporation’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities and mining operations (including those of Thompson Creek) are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the

Corporation’s properties. Amendments to current laws and regulations governing the Corporation’s operations and activities or more stringent implementation thereof could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
     The Langeloth Plant is currently operating with an expired NPDES permit. The NPDES renewal permit was applied for in 1992 and is still pending. The plant is taking all steps necessary to meet the NPDES requirements. In the meantime, the existing permit requirements remain in effect until the new permit is issued. The Pennsylvania Department of Environmental Protection (“PDEP”) has advised Thompson Creek that the new NPDES permit will contain an effluent limitation for total residual chlorine in accordance with Pennsylvania’s new water quality standards which were effective February 2001. The new NPDES permit has been released in draft for public comment by PDEP. PDEP anticipates that the new NPDES permit will be issued after a public comment period. The new NPDES permit will have a five-year term. Violations of the new NPDES permit conditions at the Langeloth Plant could result in a range of criminal and civil penalties under the Clean Streams Law of Pennsylvania. There is no assurance that a new NPDES permit will be issued and, if issued, will not contain any more onerous requirements to which the Corporation must respond.
     The Langeloth Plant’s operating permit expires in December 2006. The renewal application was submitted in March 2006 and no new variances are expected in the new permit. There is no assurance that a new operating permit will be issued and, if issued, will not contain any more onerous requirements to which the Corporation must respond.
The Corporation’s exploration activities may not result in discoveries of commercial quantities of molybdenum.
     The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if the Corporation identifies and acquires an economically viable ore body, several years may elapse from the initial stages of development. The Corporation may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, the Corporation cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.
Estimates of mineral reserves and projected cash flows may prove to be inaccurate.
     There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this short form prospectus or incorporated by reference herein are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of the Corporation’s mineral reserves and mineral resources in this short form prospectus, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If the Corporation’s actual mineral reserves and mineral resources or cash flows are less than its estimates, the Corporation’s results of operations and financial condition may be materially impaired.
Mining operations are inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business; Insurance may not cover these risks and hazards adequately or at all.
     Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of molybdenum, including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.
     These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.
     The Corporation’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Corporation may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards that may not be insured against or that the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Title to some of the Corporation’s mineral properties may be challenged or defective.
     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. The Corporation has not undertaken detailed title searches to ensure proper title to the properties to be acquired in connection with the Thompson Creek Acquisition and there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Corporation may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to, or defect in, the Corporation’s title to its properties could have a material adverse effect on its business, financial condition or results of operations.
The Corporation may not be able to acquire desirable mining assets in the future.
     One of the Corporation’s strategies is to grow its business by acquiring attractive, quality mining assets. The Corporation expects to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in the Corporation’s current or future debt instruments may restrict and limit its ability to pursue future acquisitions. The Corporation’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to the Corporation may be limited by the number of attractive acquisition targets, internal demands on its resources, competition from other mining companies and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all.
Joint Ventures.
     The Corporation will hold a 75% interest in the Endako Mine, the other 25% interest being held by Sojitz. The Corporation’s interest in the Endako Mine will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Corporation’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.
Intense competition could reduce the Corporation’s market share or harm its financial performance.
     The mining industry is intensely competitive and the Corporation competes with many companies possessing greater financial and technical resources than the Corporation. Since mines have a limited life, the Corporation must compete with others who seek mineral reserves through the acquisition of new properties. In addition, the Corporation also competes for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Corporation also competes with manufacturers of substitute materials or products for which molybdenum is typically used. Existing or future competition in the mining industry could materially adversely affect the Corporation’s prospects for mineral exploration and success in the future.
Increased energy prices could adversely affect the Corporation’s operations.
     Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond the Corporation’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect the Corporation’s results of operations and financial condition.

The Corporation’s revenues will be dependent on its metal production; sustaining current production levels or increasing its mineral production depends on its ability to bring new mines into production and to expand mineral reserves at existing mines.
     The Corporation generates revenues primarily through the production and sale of molybdenum. Subject to any future expansion or other development, production from existing operations is expected to decline over the life of mine. In addition, these production estimates and the life-of-mine estimates included in this short form prospectus may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mineral reserves and mineral resources is largely dependent on market conditions, the regulatory environment and available technology. As a result, the Corporation’s ability to maintain its current production or increase its annual production of metals and generate revenues therefrom will depend significantly upon its ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.
Reclamation and mine closure costs could adversely affect the Corporation’s cash flow from operations.
     In view of the uncertainties concerning future removal and site restoration costs on the Corporation’s properties, including those to be acquired from Thompson Creek, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. The Corporation’s estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. The Thompson Creek Mine has a reclamation bond of approximately US$35 million. The Endako Mine has a reclamation bond of approximately $3 million which is inadequate to decommission and close the mine, therefore, the Endako Mine is carrying an additional $8 million in an escrow account for closure.
     In addition, regulatory authorities in various jurisdictions require the Corporation to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including the Corporation’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Corporation’s costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Corporation is required to post, the Corporation would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Corporation’s cash available for operations and financing activities. There can be no guarantee that the Corporation will be able to maintain or add to its current level of financial assurance. The Corporation may not have sufficient capital resources to further supplement its existing security.
The temporary shutdown of any of the Corporation’s operations could expose it to significant costs and adversely affect its access to skilled labour.
     From time to time, the Corporation may have to temporarily shut down one or more of its mines if they are no longer considered commercially viable. There are a number of factors that may cause the Corporation’s operations to be no longer commercially viable, many of which are beyond the Corporation’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of molybdenum or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, the Corporation will have to continue to expend capital to maintain the plant and equipment. The Corporation may also incur significant labour costs as a result of a temporary shutdown if it is required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect the Corporation’s future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the Corporation’s operations are shut down for an extended period of time, it may be required to engage in environmental remediation of the plant sites, which would require it to incur additional costs. Given the costs involved in a temporary shutdown of the Corporation’s operations, it may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on the Corporation’s results of operations and financial conditions.
The Corporation is required to obtain government permits in order to conduct mining operations.
     Government approvals and permits are currently required in connection with all of the Corporation’s operations, including those to be acquired from Thompson Creek, and further approvals and permits may be required in the future. The Corporation must obtain and maintain a variety of licences and permits, including air quality control, water, electrical and municipal licences. The duration and success of the Corporation’s efforts to obtain permits are contingent upon many variables outside of its control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed the Corporation’s estimates or that the Corporation will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, the Corporation’s operations may be curtailed or it may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.
Disruption of transportation services or increased transportation costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
     Disruption of transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on the Corporation’s operations. If transportation for the Corporation’s products becomes unavailable, the Corporation’s ability to market its products could suffer. Additionally, increases in the Corporation’s transportation costs relative to those of its competitors could make the Corporation’s operations less competitive and could affect its profitability.
The Corporation’s business will depend on good relations with its employees.
     Production at the Corporation’s mining operations depends on the efforts of its employees. Although the Corporation’s employees are non-unionized, Langeloth Metallurgical Company, owner of the Langeloth Plant, has certain unionized employees. Although these unionized employees have agreed to “no-strike” clauses in their Collective Agreement, which runs until March 11, 2007 and may be renewed on a yearly basis, there can be no assurance that the Langeloth Plant, and consequently the Corporation’s business, will not suffer from work stoppages. Further, relations with the Corporation’s non-unionized and unionized employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Corporation carries on business. Changes in such legislation or otherwise in the Corporation’s relationship with its employees or Langeloth Metallurgical Company’s relationship with its unionized employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation is dependent upon key management personnel and executives.
     The Corporation is dependent upon a number of key management personnel, including the services of certain key Thompson Creek employees. The Corporation’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Corporation has not entered into agreements for the employment of any of these key individuals following the Thompson Creek Acquisition. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation does not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation.
Some of the Corporation’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.
     Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently their exists the possibility for such directors and officers to be in a position of conflict. As a result of any such conflict, the Corporation may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Corporation.
Risks Relating to the Offering
There is no market for the active trading of Subscription Receipts and no market is expected to develop.
     There is currently no market through which the Subscription Receipts may be sold. Therefore, purchasers of Subscription Receipts may not be able to resell Subscription Receipts purchased under this short form prospectus.
The Corporation’s share price may be adversely affected by factors beyond its control.
     Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Corporation’s share price is also likely to be significantly affected by short-term changes in molybdenum prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities continue to not follow the Corporation’s securities; the lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; and the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities.
     As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Loss of Entire Investment.
     An investment in Subscription Receipts is highly speculative and may result in the loss of an investors entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
EXEMPTIONS FROM NATIONAL INSTRUMENT 44-101
     Pursuant to a decision of the Autorité des marchés financiers dated September 7, 2006, the Corporation was granted relief from the requirement that all documents incorporated by reference into this short form prospectus must be in both the French and English languages. For the purposes of the preliminary short form prospectus only, the Corporation is not required to file French versions of the documents incorporated by reference herein.
INTEREST OF EXPERTS
     The following individuals are the qualified persons as defined by NI 43-101 in connection with the technical information contained in this short form prospectus:
1.	Richard E. Routledge, M.Sc., P.Geo., Consulting Geologist at SWRPA, is the qualified person responsible for the geological review and resource and reserve review for the Endako Mine.

2.	John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, is the qualified person responsible for the general background information, mining and cash flow analysis for the Endako Mine and the general background information, mineral reserves, mining, economic analysis and other information for the Thompson Creek Mine.

3.	Stephen McMaster, P.Eng., Project Manager at Hatch, is the qualified person responsible for the review of the metallurgy for the Endako Mine and the Thompson Creek Mine.

4.	Hoe Teh, P.Eng., Senior Metallurgist at Hatch, is the qualified person responsible for the review of the metallurgy for the Endako Mine and the Thompson Creek Mine.

5.	Pierre C. Pelletier, P.Eng., Environmental Consultant and President of Rescan, is the qualified person responsible for the environmental review and the permit review for the Endako Mine and the Thompson Creek Mine.

6.	William E. Roscoe, P.Eng., Consulting Geologist at SWRPA, is the qualified person responsible for the geological review and resource review for the Thompson Creek Mine.
     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s mineral projects to be acquired pursuant to the Thompson Creek Acquisition contained in this short form prospectus has been derived:
1.	Endako Mine – Messrs. Routledge, Postle, McMaster, Teh and Pelletier prepared a NI 43-101 report for Blue Pearl entitled “Technical Report on the Endako Mine Located in Northern British Columbia” dated July 31, 2006.

2.	Thompson Creek Mine – Messrs. Roscoe, Postle, McMaster, Teh and Pelletier prepared a NI 43-101 report for Blue Pearl entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, U.S.A.” dated July 31, 2006.
     Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this short form prospectus under “Mineral Properties”.
     None of Cassels Brock & Blackwell LLP, Goodman and Carr LLP, SWRPA, Hatch, Rescan, nor Messrs. Routledge, Roscoe, Postle, McMaster, Teh or Pelletier held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports. As at the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly in the aggregate less then one per cent of the securities of the Corporation.
     None of Cassels Brock & Blackwell LLP, Goodman and Carr LLP, SWRPA, Hatch, Rescan, its directors, officers or employees, as applicable, nor Messrs. Routledge, Roscoe, Postle, McMaster, Teh or Pelletier, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.
     Wasserman Ramsay are the independent auditors of Blue Pearl in accordance with the auditor’s rules of professional conduct.
     Ehrhardt Keefe Steiner & Hottman PC are the independent auditors of Thompson Creek in accordance with the auditor’s rules of professional conduct.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
(WASSERMAN RAMSAY)
     We have read the short form prospectus of Blue Pearl Mining Ltd. (the “Corporation”) dated September 11, 2006 relating to the issue and sale of ● subscription receipts of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows of the Corporation for the year ended December 31, 2005 and the six month period ended December 31, 2004. Our report is dated February 27, 2006 (except for Note 13 which is at March 17, 2006).

Toronto, Ontario September ●, 2006	WASSERMAN RAMSAY Chartered Accountants

AUDITORS’ CONSENT
(EHRHARDT KEEFE STEINER & HOTTMAN PC)
     We have read the short form prospectus of Blue Pearl Mining Ltd. (the “Corporation”) dated September 11, 2006 relating to the issue and sale of ● subscription receipts of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the inclusion in the above-mentioned short form prospectus of our report to the directors of Thompson Creek Metals Company on the consolidated financial statements of Thompson Creek Metals Company (“Thompson Creek”) comprising of the consolidated balance sheets of Thompson Creek as at September 30, 2005 and 2004 and the consolidated statements of income, statement of changes in stockholders’ equity and statements of cash flows of Thompson Creek for the years ended September 30, 2005 and 2004. Our report is dated June 29, 2006, except for Note 12 which is as of July 28, 2006.
     We also consent to the reference to us under the caption “Interest of Experts” in the above-mentioned short form prospectus.

Denver, Colorado September ●, 2006	EHRHARDT KEEFE STEINER & HOTTMAN PC

THOMPSON CREEK METALS COMPANY
Consolidated Financial Statements
For the Nine-Month Periods Ended June 30, 2006 and 2005 (Unaudited)
And
For the Years Ended September 30, 2005 and 2004 (Audited)

FS 1-1

THOMPSON CREEK METALS COMPANY
Table of Contents

Page
Independent Auditors’ Report	FS 1-3

Consolidated Financial Statements

Consolidated Balance Sheets	FS 1-4

Consolidated Statements of Income	FS 1-5

Consolidated Statements of Changes in Stockholders’ Equity	FS 1-6

Consolidated Statements of Cash Flows	FS 1-7

Notes to Consolidated Financial Statements	FS 1-9

FS 1-2

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Stockholders
Thompson Creek Metals Company
Englewood, Colorado
We have audited the accompanying consolidated balance sheets of Thompson Creek Metals Company as of September 30, 2005 and 2004, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Endako Molybdenum Mine, a wholly owned subsidiary, which statements reflect total assets of US$84,609,000 and US$36,388,000 as of September 30, 2005 and 2004, respectively, and total revenues of US$204,768,000 and US$81,204,000, respectively, for the years then ended. These statements were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Endako Molybdenum Mine, is based solely on the report of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thompson Creek Metals Company as of as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 12 to the consolidated financial statements, certain errors resulting in the understatement of previously reported 2005 income taxes payable and income tax expense and an overstatement of previously reported 2005 revenues and cost of goods sold, were discovered by management of the Company during the current year. Accordingly, the 2005 consolidated financial statements have been restated to correct the error.
Ehrhardt Keefe Steiner & Hottman PC
June 29, 2006, except for Note 12 which
is as of July 28, 2006
Denver, Colorado

FS 1-3

THOMPSON CREEK METALS COMPANY
Consolidated Balance Sheets
(Amounts in Thousands)

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Assets
Current assets
Cash	$307,771	$162,504	$202,896	$27,570
Accounts receivable, net	104,382	105,617	103,672	36,604
Inventories, net	110,433	73,370	97,905	50,609
Prepaid expenses	4,768	1,857	1,785	1,530
Other current assets	658	227	1,241	935

Total current assets	528,012	343,575	407,499	117,248

Non-current assets
Property, plant and equipment, net	72,494	37,287	56,776	31,964
Mine closure receivable	16,249	14,029	15,940	14,029
Restricted cash and investments	4,609	3,757	4,322	1,716
Other non-current assets	16	16	101	100
Deferred tax asset	7,275	5,917	6,743	—

Total non-current assets	100,643	61,006	83,882	47,809

Total assets	$628,655	$404,581	$491,381	$165,057

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$15,364	$9,252	$25,223	$14,400
Accrued liabilities	8,441	22,346	5,661	3,138
Accrued dividend	175,000	—	—	—
Income taxes payable	7,481	42,040	57,320	19,190
Current portion of long-term debt	2,366	1,535	2,695	3,465
Deferred revenue	837	776	624	351
Deferred tax liability	3,967	1,833	2,242	1,825

Total current liabilities	213,456	77,782	93,765	42,369

Non-current liabilities
Long term debt, less current portion	8,080	12,122	9,658	20,479
Asset retirement obligations	29,215	23,398	28,218	22,389
Other long-term liabilities	7,304	3,178	3,621	624

Total non-current liabilities	44,599	38,698	41,497	43,492

Total liabilities	258,055	116,480	135,262	85,861

Commitments and contingencies
Stockholders’ equity
Common Stock (Note 6)	—	—	—	—
Additional paid-in capital	—	—	—	—
Retained earnings	358,763	282,590	348,252	75,164
Accumulated other comprehensive income:
Foreign currency translation adjustment	11,837	5,511	7,867	4,032

Total stockholders’ equity	370,600	288,101	356,119	79,196

Total liabilities and stockholders’ equity	$628,655	$404,581	$491,381	$165,057

See notes to consolidated financial statements.

FS 1-4

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Income
(Amounts in Thousands)

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Revenues
Molybdenum sales	$633,770	$552,588	$779,463	$241,107
Tolling and calcining	12,809	7,791	10,337	6,923
Management fees	512	431	624	262

Total revenues	647,091	560,810	790,424	248,292

Cost of sales
Cost of goods sold	220,546	256,324	312,260	191,406
Selling and marketing	2,136	2,483	3,626	1,920
Administrative	6,517	7,578	9,322	4,173
Depreciation, depletion and amortization	10,469	7,566	8,742	8,407

Total cost of sales	239,668	273,951	333,950	205,906

Income from operations	407,423	286,859	456,474	42,386

Other income (expense)
Interest expense	(563)	(532)	(537)	(1,055)
Interest income	8,248	1,271	3,208	433
Other	(1,599)	(1,360)	(1,595)	(387)

Total other income (expense)	6,086	(621)	1,076	(1,009)

Income, before income tax expense	413,509	286,238	457,550	41,377
Income tax expense	127,998	78,812	134,462	21,350

Net income	$285,511	$207,426	$323,088	$20,027

See notes to consolidated financial statements.

FS 1-5

THOMPSON CREEK METALS COMPANY
Consolidated Statement of Changes in Stockholders’ Equity
For the Nine-Month Periods Ended June 30, 2006 and 2005 (Unaudited) and the Years Ended
September 30, 2005 and 2004 (Audited)
(Amounts in Thousands)

				Accumulated	Total
	Common Stock		Retained	Comprehensive	Stockholders’
	Shares	Amount	Earnings	Income	Equity
Balance — September 30, 2003	125,000	$—	$55,137	$1,074	$56,211
Net income	—	—	20,027	—	20,027
Foreign currency translation, net of tax	—	—	—	2,958	2,958

Balance — September 30, 2004	125,000	—	75,164	4,032	79,196
Net income	—	—	207,426	—	207,426
Dividends	—	—	—	—	—
Foreign currency translation, net of tax of $762	—	—	—	1,479	1,479

Balance — June 30, 2005	125,000	—	282,590	5,511	288,101
Net income	—	—	115,662	—	115,662
Dividends	—	—	(50,000)	—	(50,000)
Foreign currency translation, net of tax of $1,213	—	—	—	2,356	2,356

Balance — September 30, 2005 (Restated)	125,000	—	348,252	7,867	356,119
Net income for the period	—	—	285,511	—	285,511
Dividends	—	—	(275,000)	—	(275,000)
Foreign currency translation, net of tax of $2,046	—	—	—	3,970	3,970

Balance — June 30, 2006 (Unaudited)	125,000	$—	$358,763	$11,837	$370,600

See notes to consolidated financial statements.

FS 1-6

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Cash Flows
(Amounts in Thousands)

	For the Nine-Month Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Cash flows from operating activities
Net income	$285,511	$207,426	$323,088	$20,027

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion, and amortization	10,469	7,566	8,742	8,407
Accretion expense	1,156	1,009	1,582	1,029
Change in allowance for doubtful accounts	—	—	(484)	178
Deferred income taxes	1,193	(5,909)	(6,326)	377
Loss on disposal of fixed assets	—	—	—	26
Loss (gain) on forward contracts	583	708	(306)	(380)
Changes in assets and liabilities Accounts receivable	(710)	(69,013)	(66,584)	(21,008)
Inventories	(12,528)	(22,761)	(47,296)	(15,316)
Income tax payable	(49,839)	22,850	38,130	19,166
Other current assets	—	—	—	344
Prepaid expenses	(2,983)	(327)	(255)	275
Other non-current assets	85	84	(1)	(17)
Accounts payable, accrued liabilities and deferred revenue	(6,866)	14,485	13,619	7,162
Other non-current liabilities	3,683	2,554	2,997	(4,695)
Settlement of asset retirement obligation	(159)	—	—	—

	(55,916)	(48,754)	(56,182)	(4,452)

Net cash provided by operating activities	229,595	158,672	266,906	15,575

Cash flows from investing activities
Purchase of property and equipment	(26,187)	(12,889)	(16,958)	(3,142)

Decrease (increase) in restricted cash	(287)	(2,041)	(2,606)	3,726

Net cash (used in) provided by investing activities	(26,474)	(14,930)	(19,564)	584

Cash flows from financing activities
Dividends to shareholders	(100,000)	—	(50,000)	—
Funding of mine closure receivable	(309)	—	(1,911)	(1,791)
Repayments of long-term debt	(1,907)	(10,287)	(23,940)	(4,937)

Net cash used in financing activities	(102,216)	(10,287)	(75,851)	(6,728)

Effect of exchange rate changes on cash	3,970	1,479	3,835	2,958

Net increase in cash	104,875	134,934	175,326	12,389
Cash — beginning of year	202,896	27,570	27,570	15,181

Cash — end of period	$307,771	$162,504	$202,896	$27,570

(Continued on the following page)
See notes to consolidated financial statements.

FS 1-7

THOMPSON CREEK METALS COMPANY
Consolidated Statements of Cash Flows
(Amounts in Thousands)
(Continued from the previous page)
Supplemental disclosure of cash flow information:
Cash paid for interest for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended, September 30, 2005 and 2004 was $563, $278, $763 and $828, respectively.
Cash paid for income taxes for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended, September 30, 2005 and 2004 was $135,171, $62,650, $82,365 and $359, respectively.
Supplemental disclosure of non-cash activity:
During the nine-month period ended June 30, 2006 (unaudited), the Company accrued dividends of $175,000.
During the year ended September 30, 2005, the Company acquired assets through long-term debt valued at $12,349.
During the year ended September 30, 2005, the Company increased its asset retirement obligation and related asset balance by $4,247 due to the escalation of costs and the Phase 6 expansion of the Thompson Creek Mine.
See notes to consolidated financial statements.

FS 1-8

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies
General
The accompanying consolidated financial statements include the accounts of Thompson Creek Metals Company (“Metals”), Langeloth Metallurgical Company (“LMC”) and Thompson Creek Mining Company (“Mining”), collectively referred to as the “Company.” Metals, a Colorado corporation owns 100% of the outstanding stock of LMC and Mining. Mining, a Colorado corporation, owns 100% of the outstanding stock of Cyprus Thompson Creek Mining Company, which holds title to the mining claims of a molybdenum mine in Idaho. In addition, Mining owns 100% of the outstanding stock of Thompson Creek Mining Ltd. (“TC Ltd.”), a Yukon, Canada corporation, which holds a 75% joint venture interest in the Endako molybdenum mine (“Endako”).
Metals is engaged in the worldwide sales and marketing of molybdenum products from its offices in Denver, Colorado. LMC is engaged in the roasting of molybdenum, nickel and cobalt in Langeloth, Pennsylvania. Mining is engaged in the mining and milling of molybdenum in Custer County, Idaho, and Endako is engaged in the mining, milling and roasting of molybdenum in British Columbia, Canada.
The Company’s products are primarily sold to the steel industry to customers located throughout the world.
In June 1997, the Company through its subsidiary TC Ltd., acquired the mineral properties, equipment and certain other assets and assumed certain liabilities of Endako for $57 million. Concurrently with the acquisition, the Company sold a 25% joint venture interest in the assets and liabilities of Endako to Sojitz Moly Resources for $14.25 million. The Company’s 75% interest in Endako was funded using cash and debt. The Company is the operator of Endako and earns a sales and management fee based on total sales from the property.
For financial accounting and reporting purposes, the Endako acquisition was accounted for as a purchase. The Company’s share of the results of operations of Endako is included in the accompanying consolidated financial statements since the date of acquisition. The acquired assets and assumed liabilities have been recorded at their fair values as of the acquisition date.
Principles of Consolidation
The consolidated financial statements include 100% of the accounts of Metals, LMC and Mining and its subsidiaries and its proportionate share of assets, liabilities and results of operations of the Endako joint venture. The accompanying consolidated financial statements include the accounts of Thompson Creek Metals Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Unaudited Interim Financial Information
The unaudited interim financial information as of and for the nine-month periods ended June 30, 2006 and 2005 have been prepared by the Company using accounting principles consistent with the audited financial information for the years ended September 30, 2005 and 2004. The Company has made all normal, recurring adjustments it believes are necessary to present fairly, in all material respects, the unaudited interim financial information.

FS 1-9

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.
Accounts Receivable
The Company controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Company’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. The allowance for doubtful accounts is determined based on the individual customer. Management considers the credit risk of each individual customer, including payment history and other factors. If a customer has filed for bankruptcy the amount is determined to be uncollectible and is fully reserved. As of June 30, 2006 (unaudited) and September 30, 2005, management of the Company determined that no allowance for doubtful accounts was necessary. As of June 30, 2005 (unaudited) and September 30, 2004, the allowance for uncollectible accounts was approximately $484,000.
Inventories
Product inventories are carried at the lower of cost or market, using the average cost method.
Materials and supplies inventories are carried at the lower of cost or net realizable value at Mining and at LMC, using the specific goods last-in, first-out (“LIFO”) method and at Endako using the average cost method.
Property, Plant and Equipment
Plant and equipment are recorded at cost. The cost or normal maintenance and repairs to maintain mining equipment and processing facilities is charged to earnings as incurred. Property and equipment are depreciated as follows:
Metals, LMC and Mining
Depreciation is provided utilizing the straight line method over the estimated useful lives for owned assets, ranging from 5 to 20 years, and the related lease terms for leasehold improvements.

FS 1-10

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Property, Plant and Equipment (continued)
Endako
Buildings and machinery are depreciated over the estimated lives of the assets on a unit-of-production basis using proven and probable reserves. Mobile and other equipment is depreciated on a straight-line basis over the shorter of its estimated useful life and the life of the mine or on a declining balance basis at rates from 15% to 50%. Mineral resource properties and mine site land are recorded at cost and are depleted on an unit-of-production basis using proven and probable reserves. Assets under construction are recorded at cost and are not depreciated until they are brought into operational use.
In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To date, no asset or group of assets has been identified for which the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets and, accordingly, no impairment losses have been recorded.
The cost of normal maintenance and repairs to maintain mining equipment and processing facilities is charged to expense as incurred.
Expenditures for exploration and stripping expenditures are charged to expense as incurred.
Restricted Cash and Investments
The Company is required to maintain a balance in restricted cash to support the Endako mine closure and reclamation bonds (Note 9).
Mine Closure and Reclamation Costs
On October 1, 2002, the Company adopted the Statement of Financial Accounting Standard (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement obligation liability. The amortization of the additional property cost (using the units-of-production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is included in cost of metals sold, tolling and calcining expenses in the Company’s Statement of Income.

FS 1-11

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Mine Closure and Reclamation Costs (continued)
It is possible the Company’s estimate of its ultimate reclamation, site restoration and closure liability could change due to possible changes in laws and regulations and changes in cost estimates. During 2002, the Company purchased an insurance policy for financial assurance of the mine reclamation activities.
See Note 9 for additional discussion of the Company’s adoption of SFAS No. 143.
Comprehensive Income
The Company follows SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income. The Company’s only item resulting in comprehensive income was foreign currency translation adjustments and accordingly a separate schedule is not included in these financial statements.
Revenue Recognition
The Company recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties. The Company recognizes tolling revenue and calcining revenue under contractual arrangements when the services are performed.
Income Taxes
The Company recognizes income taxes using the asset and liability approach in accordance with the provisions set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, current income tax expense or benefit represents income taxes expected to be payable or refundable for the current period. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax and financial reporting bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carry-forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized in future tax returns. Tax rate changes are reflected in the period such changes are enacted.

FS 1-12

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Derivative Instruments
The Company does not acquire, hold or issue financial instruments for trading or speculative purposes. Financial instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Company enters into forward contracts for the purchase of Canadian dollars.
Foreign Currency
The Company accounts for translation of foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. TC Ltd. translates its share of the Endako assets and liabilities at the exchange rate in effect at the balance sheet date. Capital accounts are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate that prevailed during the period. Translation adjustments resulting from this process are shown separately in other comprehensive income which is included in Stockholders’ Equity.
The Company enters into forward exchange contracts in order to reduce the impact of certain foreign currency fluctuations. The contracts hedge firmly committed currency payments related to the Company’s funding requirements of Endako, which are denominated in Canadian dollars. The hedges provide protection to the Company from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, the Company had open forward exchange contracts with a total commitment to purchase Cdn $27.2 million, Cdn $32.4 million, Cdn $31.6 million, and Cdn $19.2 million at an average rate of USD $0.87, $0.81, $0.82 and $0.74, respectively. As a result of these forward contracts not qualifying for hedge accounting, the Company recognizes all derivative instruments on the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. The Company recognized a loss (gain) of approximately $583,000, $708,000, $(306,000), and $(380,000) due to recording the forward contracts at fair value on June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. This gain is recorded in other income in the accompanying income statement and in the cash flow provided by operating activities on the statement of cash flows.
Fair Value of Financial Instruments
The carrying amounts of financial instruments including cash, restricted cash, receivables, investments, accounts payable and debt approximate fair value as of June 30, 2006 and 2005, and September 30, 2005 and 2004. The fair value of investments is determined using quoted market prices for those securities. The fair value of derivative instruments is determined using the difference between the current selling price and the value at maturity of the forward contract.

FS 1-13

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for certain items such as reserve and production quantities, production costs, depletion, depreciation and amortization, mine closure and reclamation, impairment, asset retirement obligation assumptions, the valuation of derivatives and contingencies.
Reclassifications
Certain amounts in the September 30, 2005 and 2004 consolidated financial statements have been reclassified to conform to the June 30, 2006 presentation.
Recently Issued Accounting Pronouncements
In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (“EITF 04-06”) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in cost of goods sold in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of the reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-06 will have no impact on the Company, as the Company currently expenses stripping costs as they are incurred.
In March 2005, the FASB issued Interpretations 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations as an interpretation of SFAS No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform and asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

FS 1-14

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)
Recently Issued Accounting Pronouncements (continued)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
Note 2 — Balance Sheet Disclosures
Inventories are summarized as follows (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Product	$90,427	$57,998	$81,944	$38,705
Materials and supplies	20,006	15,372	15,961	11,904

	$110,433	$73,370	$97,905	$50,609

Of the total materials and supplies inventory, approximately $6,980,000, $5,498,000, $7,111,000 and $4,789,000 is stated at an average cost at June 30, 2006 and 2005, and September 30, 2005 and 2004, respectively. The excess of replacement cost over the value of materials and supplies inventory based upon the LIFO method was approximately $1,200,000, $957,000, $454,000 and $222,000 at June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. Gross profit would have been higher by $746,000 and $735,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), respectively, and $232,000 for the year ended September 30, 2005 and lower by $98,000 for the year ended September 30, 2004, had the Company been using the FIFO method of inventory costing.

FS 1-15

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 2 — Balance Sheet Disclosures
Property, plant and equipment consist of the following (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Mineral resources	$17,107	$17,107	$17,107	$17,107
Mining equipment	74,905	38,162	55,758	23,390
Processing facilities	65,167	54,127	57,389	55,559
Other	3,474	1,681	2,584	2,514

	160,653	111,077	132,838	98,570
Less accumulated depreciation, amortization and depletion	(88,159)	(73,790)	(76,062)	(66,606)

	$72,494	$37,287	$56,776	$31,964

Accrued liabilities consist of the following (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Accrued net profits tax	$4,322	$2,380	$3,173	$383
Accrued property taxes	135	794	902	888
Accrued interest	—	282	—	227
Accrued wages and taxes	388	16,521	356	317
Other accrued liabilities	3,596	2,369	1,230	1,323

	$8,441	$22,346	$5,661	$3,138

Note 3 — Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

FS 1-16

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 3 — Income Taxes (continued)
Temporary differences and carryforwards giving rise to a significant portion of deferred tax assets and liabilities are as follows (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current deferred tax assets (liabilities)
Accounts receivable	$—	$196	$—	$221
Inventory and prepaids	(3,137)	(1,682)	(1,629)	(1,043)
Accrued liabilities	1,424	454	1,851	222
Investments	(266)	(92)	—	(427)
State taxes	58	53	(502)	(567)
Foreign currency translation adjustment	(2,046)	(762)	(1,975)	—
Other	—	—	13	437

Total current deferred tax liabilities	(3,967)	(1,833)	(2,242)	(1,157)

Long-term deferred tax assets (liabilities)
Property and equipment	(1,453)	(1,775)	(2,306)	(3,946)
Minimum tax credits and net operating losses	687	687	687	11,782
State taxes	(581)	(483)	(529)	(393)
Canada mineral tax	(2,650)	(1,977)	(248)	(1,825)
Mineral property	1,151	1,322	523	—
Mine closure and reclamation	10,121	8,143	8,616	7,939

Total long-term deferred tax assets	7,275	5,917	6,743	13,557
Valuation allowance	—	—	—	(14,225)

Net long-term deferred income tax assets (liabilities)	$3,308	$4,084	$4,501	$(1,825)

FS 1-17

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 3 — Income Taxes (continued)
Components reflected in the consolidated statements of income are as follows (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current
Federal	$(72,571)	$(34,354)	$(68,665)	$(4,460)
Foreign	(44,897)	(42,318)	(59,702)	(15,040)
State and local	(9,337)	(6,986)	(12,421)	(1,473)

	(126,805)	(83,658)	(140,788)	(20,973)

Deferred
Federal	(454)	3,016	6,849	—
Foreign	(762)	601	(523)	(377)
State and local	23	1,229	—	—

	(1,193)	4,846	6,326	(377)

	$(127,998)	$(78,812)	$(134,462)	$(21,350)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income compared to the income taxes in the consolidated statements of income (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Income tax expense at the statutory rate	$(140,593)	$(97,321)	$(155,567)	$(14,068)
Change resulting from
State and local income taxes, net of federal income tax	(7,855)	(4,972)	(8,416)	(18)
Taxes on foreign subsidiaries’ net income in excess of income taxes at statutory rates	(2,549)	(4,601)	(7,187)	(2,725)
Change in valuation allowance	—	14,225	14,225	(2,624)
Depletion and other mining allowances	24,900	16,539	24,084	6,717
Manufacturer deduction	(2,100)	—	—	—
Other, net	199	(2,682)	(1,601)	(8,632)

	$(127,998)	$(78,812)	$(134,462)	$(21,350)

FS 1-18

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt
Long-term debt consists of (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Note paid in full during the year ended September 30, 2005.	$—	$—	$—	$3,164

In June 1998, the Company signed promissory notes with the shareholders totaling $33,500,000 which are due June 30, 2008. The notes bear interest of 6% per annum, which is paid semi-annually. In July 2002 the shareholders accepted a change in interest rate to 3.93% per annum, which is paid quarterly. The note was paid in full during the nine-month period ended June 30, 2006.	—	5,243	20	20,134

In September 2002, TC Mining entered into a $1,205,043 floating rate note with US Bancorp, due October 15, 2006. Payments of $28,000 monthly. The note is collateralized by four Caterpillar trucks and bears interest at the one-month LIBOR plus 2.9%. The interest rate at June 30, 2006 was 7.968%.	111	420	344	646

In April 2005, Mining entered into a $ 574,000 floating rate note with US Bancorp, due April 2010. Payments of $11,000 monthly. The note is collateralized by one Caterpillar grader and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.335%.	458	554	532	—

In May 2005, Mining entered into a $ 1,284,000 floating rate note with US Bancorp, due May 2010. Payments of $25,000 monthly. The note is collateralized by one Ingersoll-Rand atlas blasthole drill and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.302%.	1,040	1,264	1,208	—

FS 1-19

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt (continued)

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
In May 2005, Mining entered into a $893,000 floating rate note with US Bancorp, due May 2010. Payments of $17,000 monthly. The note is collateralized by one Caterpillar dozer and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.302%.	725	876	840	—

In June 2005, Mining entered into a $5,300,000 floating rate note with US Bancorp, due April 2010. Payments of $105,000 monthly. The note is collateralized by three Caterpillar trucks and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.267%.	4,441	5,300	5,160	—

In July 2005, Mining entered into a $3,536,000 floating rate note with US Bancorp, due April 2010. Payments of $71,000 monthly. The note is collateralized by two Caterpillar trucks and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.252%.	3,022	—	3,495	—

In August 2005, Mining entered into a $766,000 floating rate note with US Bancorp, due April 2010. Payments of $16,000 monthly. The note is collateralized by one Caterpillar dozer and bears interest at the one-month LIBOR plus 2.0%. The interest rate at June 30, 2006 was 7.208%.	649	—	754	—

	10,446	13,657	12,353	23,944
Less current portion	(2,366)	(1,535)	(2,695)	(3,465)

	$8,080	$12,122	$9,658	$20,479

Related party interest expense for nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004 was nil, $477,000, $525,000 and $922,000, respectively.

FS 1-20

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 4 – Long-Term Debt (continued)
Maturities of long-term obligations are as follows (in thousands):

Year Ending September 30,
2007	$2,366
2008	2,420
2009	2,604
2010	3,056

$10,446

Note 5 — Commitments and Contingencies
Litigation
In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.
Other
Beginning in February 1999, the Endako operation obtained cost reductions/concessions under an agreement sponsored by the Job Protection Commission of British Columbia. The concessions were in the form of reductions and deferrals of power costs, property taxes and mine inspection fees. Under this agreement, the Endako operation received approximately $4,300,000 (Cdn $5,584,000) of reductions in power costs from BC Hydro in the period from February 2, 1999 to February 1, 2001, which were contingently repayable. The amount of any repayment was dependent upon the future average price of molybdenum oxide and on the average U.S. dollar exchange rate. Under the Revised Economic Plan; repayment of Plan A concessions began in February 2005 and was terminated in April 2006, and approximately $1,591,000 (Cdn $1,830,000) and $1,187,000 (Cdn $1,461,000) had been repaid during the nine-month period ended June 30, 2006 and 2005 (unaudited), respectively, and approximately $1,763,000 (Cdn $2,170,000) was repaid during the year ended September 30, 2005.
At September 30, 2005, Plan A concessions contingently repayable total approximately $2,940,000 (Cdn $3,414,000), of which the Company’s portion equals approximately $2,205,000, which will be repayable in one year if molybdenum oxide prices are in the range of US $4.10 per pound. No provision for this amount has been made in these financial statements at June 30, 2006 as a result of the statutory termination of the agreement.

FS 1-21

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 6 – Stockholders’ Equity
The common and preferred stock shares authorized, issued and outstanding as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004 is as follows:
Preferred stock, no par value, 2,000,000 shares authorized; none issued.
Common stock, no par value, 20,000,000 shares authorized; 125,000 issued and outstanding as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004.
Note 7 — Related Party Transactions
Under agreements between the entities, Mining sells all of its production to Metals which contracts with LMC to process the material at agreed-upon prices. Under the Endako joint venture agreement, all production from Endako is sold by the joint venture partners, acting as agents for the joint venture.
Consolidated sales to Sojitz were approximately $101,900,000, $91,900,000, $128,400,000, and $41,800,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended September 30, 2005 and 2004, respectively.
Certain payments are made on behalf of the owners of the Company. These amounts are reflected in accounts receivable in the accompanying financial statements and were approximately $14,130,000, $1,030,000, $1,650,000, and $250,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively.
Note 8 — Retirement Savings Plan
The Company’s 401(k) Savings Plan (the “Plan”) is a defined contribution plan and covers all employees of Metals, Mining and LMC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and Section 401(k) of the Internal Revenue Code.
The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee. Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and attorney fees, are paid by the Company on behalf of the Plan. The Company may make contributions to the Plan at its sole discretion. The Company contributed approximately $472,000, $300,000, $863,000 and $413,000 to the Plan for nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004, respectively.

FS 1-22

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 8 — Retirement Savings Plan (continued)
Endako maintains a defined contribution plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by Endako on behalf of the Endako Plan. For the nine-month periods ended June 30, 2006 and 2005 (unaudited), and the years ended September 30, 2005 and 2004 Endako contributed $311,000, $296,000, $370,000 and $397,000, respectively, to the Endako Plan and the Company has recorded its proportionate share of such contributions.
Note 9 — Mine Closure and Reclamation
On October 1, 2002, the Company adopted the SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement obligation liability. The amortization of the additional property cost using the units-of-production method is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is included in cost of metals sold, tolling and calcining expenses in the Company’s Statements of Income.
Minimum standards for mine reclamation have been established by federal, state and provincial government agencies. The Company has recorded approximately $23,782,000, $18,975,000, $23,016,000, and $18,226,000 for asset retirement obligations for the Thompson Creek Mine as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. The retirement reserve for Endako is approximately $7,244,000, $5,897,000, $6,936,000, and $5,551,000 at June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively and the Company has recorded its proportionate share of $5,433,000, $4,423,000, $5,202,000, and $4,163,000, respectively.

FS 1-23

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 9 — Mine Closure and Reclamation (continued)
The following is a reconciliation of the total liability for asset retirement obligations (in thousands):

	For the Nine-Month
	Periods Ended		For the Years Ended
	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Balance — beginning of year	$28,218	$22,389	$22,389	$21,360
Accretion expense	1,156	1,009	1,582	1,029
Increase in liability due to expansion	—	—	4,247	—
Settlements	(159)	—	—	—

Balance — end of year	$29,215	$23,398	$28,218	$22,389

The Company is not aware of any events of non-compliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
On July 31, 2002, the Company purchased a Mine Reclamation Insurance Policy. The program will provide the Company with an aggregate limit of $35,000,000 for the reclamation of the Thompson Creek property. The aggregate limit will be reduced as the policy is used to pay actual reclamation costs incurred. This risk transfer benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. As of June 30, 2006 (unaudited), the Company estimates that the ultimate inflation-adjusted reclamation cost of the Thompson Creek mine will total $32,250,000. The policy term is for 20 years, expiring July 31, 2022. The Company paid $13,000,000 for the policy in July 2002, of which $10,400,000 was recorded as a long-term deposit and $2,600,000 was recorded as prepaid insurance. The prepaid balance will be amortized over the remaining life of the mine. In addition, the Company has commenced payment of annual installment premiums in the amount of $1,644,000 for five years beginning on July 30, 2003, with the final payment due on July 30, 2007.
During 2003, Endako filed a reclamation and closure plan that has been approved by the British Columbia Ministry of Energy and Mines (“MEM”). The MEM requires a reclamation bond of Cdn $6,620,000. Deposits of Cdn $5,596,000 made during the year ended September 30, 2005 as part of the security requirement of the MEM are recorded as restricted cash, bringing the total paid and interest accrued to Cdn $6,853,000, Cdn $6,139,000, Cdn $6,691,000, and Cdn $1,024,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively. The Company’s proportionate share of this deposit is $4,609,000, $3,757,000, $4,322,000, and $606,000 as of June 30, 2006 and 2005 (unaudited), and September 30, 2005 and 2004, respectively and is recorded as restricted cash in the accompanying balance sheets.

FS 1-24

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 10 — Industry Segment Information
The Company’s operations include a single industry segment — the mining, milling, roasting and sale of molybdenum products. Financial information summarized by geographic area at June 30, 2006 and 2005, and September 30, 2005 and 2004 is comprised of (in thousands):

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
United States	$503,175	$415,805	$585,656	$168,138
Canada	143,916	145,005	204,768	80,154

Total revenue	$647,091	$560,810	$790,424	$248,292

United States	$310,880	$198,570	$323,646	$4,208
Canada	96,543	88,289	132,828	38,178

Operating income	$407,423	$286,859	$456,474	$42,386

United States	$556,789	$324,337	$406,772	$120,735
Canada	71,866	80,244	84,609	44,322

Total assets	$628,655	$404,581	$491,381	$165,057

Consolidated export sales were approximately $294,200,000, $291,600,000, $401,100,000, and $124,000,000 for the nine-month periods ended June 30, 2006 and 2005 (unaudited), and for the years ended September 30, 2005 and 2004, respectively.
Note 11 — Differences in Generally Accepted Accounting Principles between the United States and Canada
The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). There are no material differences between US GAAP and accounting principles generally accepted in Canada (“Canadian GAAP”), insofar as they affect the Company’s consolidated financial statements.
As permitted under Canadian GAAP, the Company has chosen to early adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“CICA 1530”). The adoption of CICA 1530 also required the Company to adopt the CICA Handbook Sections 3251 “Equity” (“CICA 3251”), 3855 “Financial Instruments – Recognition and Measurement (“CICA 3855”) and 3865 “Hedges” (“CICA 3865”). These standards will be required for all Canadian GAAP financial statements for fiscal years beginning on or after October 1, 2006. The early adoption of these standards by the Company has harmonized the US GAAP and Canadian GAAP presentation, disclosure and accounting for comprehensive income, financial instruments and derivative accounting.

FS 1-25

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 11 — Differences in Generally Accepted Accounting Principles between the United States and Canada (continued)
Additionally, the Company early adopted CICA Handbook section 3110 “Asset Retirement Obligations” (“CICA 3110”) at the same time it implemented SFAS No.143 (see Note 1).
Canadian GAAP requires additional information be disclosed about the financial performance of any joint venture that the Company proportionately consolidates. The table below summarizes the Company’s 75% proportionate share of certain financial information related to the Endako joint venture:

	June 30,		September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Restated)
Current assets	$43,545	$57,400	$55,840	$23,575
Non-current assets	28,321	22,844	28,769	20,747

Total assets	$71,866	$80,244	$84,609	$44,322

Current liabilities	$7,169	$10,881	$8,980	$3,635
Non-current liabilities	5,433	4,423	5,202	4,164

Total liabilities	$12,602	$15,304	$14,182	$7,799

Revenue	$143,916	$145,005	$204,768	$80,154
Expense	48,521	57,398	74,121	42,790

Net income	$95,395	$87,607	$130,647	$37,364

Cash flow from operating activities	$104,311	$78,428	$119,973	$41,716
Cash flow from investing activities	$(1,678)	$(3,586)	$(7,992)	$(726)
Cash flow from financing activities	$(109,039)	$(60,571)	$(101,642)	$(37,023)

FS 1-26

THOMPSON CREEK METALS COMPANY
Notes to Consolidated Financial Statements
Note 12 — Restatement
For the year ended September 30, 2005, the Company has made two adjustments as a result of corrections of an error. The first correction relates to an adjustment relates to an elimination entry that was not properly recorded. The impact of this correction on the consolidated financial statements resulted in a decrease in the year ended September 30, 2005 consolidated revenues from $796,299 to $779,463 and cost of goods sold from $329,976 to $313,140. The adjustment did not have an impact on net income or the balance sheet for the year ended September 30, 2005.
The second correction relates to an underaccrual of current income tax expense. The impact of this correction on the consolidated financial statements resulted in a increase in the year ended September 30, 2005 income tax expense of $15,847 and a resulting decrease in net income. Additionally, the balance sheet accrual for income taxes was understated by $15,847.
Note 13 — Subsequent Events
On June 28, 2006, the Company declared a $1,400 per share dividend. The total dividend of $175,000,000 was paid on July 5, 2006. This amount is reflected in accrued dividends in the accompanying financial statements as of June 30, 2006.

FS 1-27

BLUE PEARL MINING LTD.
Pro Forma Consolidated Financial Statements
As at June 30, 2006 and for the Six Month Period Ended June 30, 2006
And
For the Year Ended December 31, 2005

FS 2-1

BLUE PEARL MINING LTD.
Table of Contents

Page
Compilation Report	FS 2-3

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet as at June 30, 2006	FS 2-4

Pro Forma Consolidated Statement of Operations for the six month period ended June 30, 2006	FS 2-5

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005	FS 2-6

Notes to Pro Forma Consolidated Financial Statements	FS 2-7

FS 2-2

COMPILATION REPORT ON THE
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To The Directors of
Blue Pearl Mining Ltd.
We have read the accompanying unaudited pro forma consolidated financial statements of Blue Pearl Mining Ltd. (“Blue Pearl”) as at June 30, 2006 and for the six month period ended June 30, 2006 and the year ended December 31, 2005 and have performed the following procedures.
1.	Compared the figures in the columns captioned “Cdn$ Blue Pearl” to the unaudited consolidated financial statements of Blue Pearl as at June 30, 2006 and for the six month period then ended and compared the figures under the column captioned “Cdn$ Blue Pearl” for the year ended December 31, 2005 to the audited consolidated financial statements for the year then ended and found them to be in agreement.

2.	Compared the figures in the columns captioned “Thompson Creek” to the audited consolidated financial statements of Thompson Creek as at September 30, 2005 and for the year then ended and found them to be in agreement and compared the columns captioned “Thompson Creek” for the nine month period ended June 30, 2006 to the unaudited consolidated financial statements of Thompson Creek for the period then ended and found them to be in agreement. In addition, we have compared the income statement information for the six month period ended June 30, 2006 to the books and records of Thompson Creek and found them to be in agreement.

3.	Made enquiries of certain officials of Blue Pearl who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements.
4.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “US$ Blue Pearl” and “Thompson Creek” as at June 30, 2006 and for the six month period then ended and for the year ended December 31, 2005 and found the amounts in the column captioned “US$ Pro forma” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario
· , 2006	Chartered Accountants

FS 2-3

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek		Adjustments	Pro forma
					(Note 2)
ASSETS
Current:
Cash and equivalents	$5,972	$5,356	$307,771	(b)	*	*
				(d)	(262,325)
				(c)	450,000
				(b)	(10,125)
				(a)	(575,000)
Inventories	—	—	110,433		—	110,433
Accounts receivable and prepaid	650	583	109,808		—	110,391

	6,622	5,939	528,012		*	*

Restricted cash	300	269	4,609		—	4,878
Deferred financing costs	—	—	—	(c)	10,125	10,125
Mine closure receivable	—	—	16,249		—	16,249
Deferred tax asset	—	—	7,275		—	7,275
Other non-current assets	—	—	16		—	16
Property, plant and equipment	1,798	1,613	72,494		—	74,107
Unallocated purchase price discrepancy	—	—	—		358,627	358,627

	$8,720	$7,821	$628,655		*	*

LIABILITIES
Current:
Accounts payable and accrued liabilities	$772	$693	$23,805	(a)	$66,902	$91,400
Accrued dividend	—	—	175,000	(d)	(175,000)	—
Income taxes payable	—	—	7,481		—	7,481
Current portion of long term debt	—	—	2,366		—	2,366
Deferred revenue	—	—	837		—	837
Deferred tax liability	—	—	3,967		—	3,967

	772	693	213,456		(108,098)	$106,051

Long term debt, less current portion	—	—	8,080		—	8,080
Long term debt, acquisition	—	—	—	(c)	450,000	450,000
Asset retirement obligations	224	201	29,215		—	29,416
Other long term liabilities	—	—	7,304		—	7,304

	996	894	258,055		341,902	600,851
SHAREHOLDERS’ EQUITY
Warrants	502	450	—		—	450
Contributed surplus	1,030	924	—		—	924
Common shares	21,190	19,004	—		—	19,004
Subscription receipts				(b)	*	*
Retained earnings (deficit)	(14,998)	(13,451)	358,763	(d)	(87,325)	(13,451)
				(e)	(271,438)
Currency translation adjustment	—	—	11,837	(e)	(11,837)	—

	7,724	6,927	370,600		*	*

	$8,720	$7,821	$628,655		*	*

The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 2-4

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s — except per share amounts)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek		Adjustments	Pro forma
					(Note 3)
Revenue	$—	$—	$438,717		$—		$438,717
Cost of sales	—	—	147,496		—		147,496

Gross profit	—	—	291,221		—		291,221

Expenses:
Davidson project exploration and development	5,253	4,711	—		—		4,711
Selling and marketing	—	—	1,424		—		1,424
General and administrative	1,109	995	4,968		—		5,963
Depreciation, depletion and amortization	12	11	7,387	(b)	*		*
Interest expense	—	—	562	(a)	*		*
Other expenses (income)	(7)	(6)	1,603		—		1,597
Interest income	(119)	(107)	(6,425)		—		(6,532)
Stock option expense	578	518	—		—		518

	6,826	6,122	9,519		*	$	*

Income (loss) before income taxes	(6,826)	(6,122)	281,702		*		*
Income taxes	(721)	(647)	87,328		—		86,681

Net income (loss)	$(6,105)	$(5,475)	$194,374		$ *	$	*

Net loss per share	$(0.13)	$(0.12)					*

Weighted average number of common shares outstanding	46,628	46,628					*

The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 2-5

BLUE PEARL MINING LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s — except per share amounts)

	Cdn$	US$	US$		Pro forma	US$
	Blue Pearl	Blue Pearl	Thompson Creek(i)		Adjustments	Pro forma
					(Note 3)
Revenue	$—	$—	$790,424		$—		$790,424

Cost of sales	—	—	312,260		—		312,260

Gross profit	—	—	478,164		—		478,164

Expenses:
Davidson project exploration and development	2,602	2,333	—		—		2,333
Selling and marketing	—	—	3,626		—		3,626
General and administrative	1,690	1,516	9,322		—		10,838
Depreciation, depletion and amortization	3	3	8,742	(b)	*		*
Interest expense	—	—	537	(a)	*		*
Other expenses (income)	(3)	(3)	1,595		—		1,592
Interest income	(155)	(139)	(3,208)		—		(3,347)
Stock option expense	489	439	—		—		439

	4,626	4,149	20,614		*	$	*

Income (loss) before income taxes	(4,626)	(4,149)	457,550		*		*
Income taxes	—	—	134,462		—		134,462

Net income (loss)	$(4,626)	$(4,149)	$323,088		$ *	$	*

Net loss per share	$(0.15)	$(0.13)					*

Weighted average number of common shares outstanding	31,879	31,879					*

(i)	The financial statements for Thompson Creek reflect operations for the 12 month period ended September 30, 2005.
The accompanying notes form an integral part of the pro forma consolidated financial statements

FS 2-6

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s)
1.	Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Blue Pearl Mining Ltd. (“Blue Pearl”) in accordance with accounting principles generally accepted in Canada. The pro forma consolidated balance sheet as at June 30, 2006 has been compiled from the unaudited consolidated balance sheets of Blue Pearl and Thompson Creek Metals Company (“Thompson Creek”) as at June 30, 2006. The pro forma consolidated statement of operations for the six month period ended June 30, 2006 has been prepared from the unaudited consolidated financial statements of Blue Pearl for the six month period ended June 30, 2006 and the unaudited consolidated financial information of Thompson Creek for the six month period ended June 30, 2006. The consolidated statement of operations for the year ended December 31, 2005 has been prepared from the audited consolidated financial statements of Blue Pearl for the year ended December 31, 2005 and the audited consolidated financial statements of Thompson Creek for the year ended September 30, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with Blue Pearl’s historical financial statements and accompanying notes for its fiscal year ended December 31, 2005 and the six month period ended June 30, 2006 incorporated by reference in the short form prospectus and the Thompson Creek historical financial statements and accompanying notes for the fiscal year ended September 30, 2005 and the nine months ended June 30, 2006 included elsewhere in the short form prospectus.

Blue Pearl has converted its financial statements into a US$ reporting currency under the provision of EIC 130 using an exchange rate of $1 Cdn equals $0.897 US.

The consolidated financial statements of Blue Pearl used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements of Thompson Creek used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The differences between Canadian GAAP and US GAAP are described in Note 11 to the Thompson Creek consolidated financial statements and are considered immaterial. Management of Blue Pearl has reviewed the accounting policies of Thompson Creek and believe they are materially consistent with Blue Pearl’s accounting policies. No adjustments have been made to the pro forma consolidated financial statements to conform accounting policies.

The unaudited pro forma consolidated balance sheet as at June 30, 2006 gives effect to the acquisition of Thompson Creek and the issuance of the long-term debt and subscription receipts as if they had occurred on June 30, 2006. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to the acquisition of Thompson Creek and the issuance of long-term debt and subscription receipts as if they had occurred on January 1, 2005.

FS 2-7

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s)
1.	Basis of presentation (continued):

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it necessarily indicative of future results that may occur.

Pro forma adjustments are necessary to reflect the issuance of subscription receipts of Blue Pearl, the acquisition of Thompson Creek and Blue Pearl entering into a long-term debt facility and related interest expense and estimated transaction costs. The pro forma adjustments and allocation of the purchase price for Thompson Creek are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator. The final valuation will be based on the actual net tangible and intangible assets of Thompson Creek that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements. In addition, the impact of integration activities, the timing of the completion of the acquisition and other changes in Thompson Creek’s net tangible and intangible assets prior to completion of the acquisition could cause material differences in the information presented.

There were no intercompany balances or transactions between Blue Pearl and Thompson Creek.

2.	Pro forma transactions:
(a)	Acquisition of Thompson Creek:

The acquisition of 100% interest in Thompson Creek for $575 million in cash. Under the terms of the agreement with Thompson Creek, Blue Pearl will acquire, through a U.S. wholly-owned subsidiary, the following assets: 100-per-cent interest in the Thompson Creek producing open-pit molybdenum mine near Challis, Idaho; 100-per-cent interest in a metallurgical refinery plant in Langeloth, Pennsylvania; and 75-per-cent interest in the Endako producing open-pit molybdenum mine near Fraser Lake, B.C.

In addition to the $575 million purchase price, Blue Pearl is obligated to make contingent payments of up to $125 million, depending upon the future price of molybdenum. As the outcome of this contingency payment is not known at the present time it is not reflected in these pro forma consolidated financial statements.

FS 2-8

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s)
2.	Pro forma transactions (continued):
The vendors of Thompson Creek will also be entitled to receive moneys in respect of cash in excess of $35 million, accounts receivable of Thompson Creek in excess of $23.35 million and in respect of molybdenum inventories in excess of 7.9 million pounds, as of the closing date. For purposes of the preparation of these pro forma financial statements the excess cash is calculated as $87.325 million and the excess accounts receivable has been calculated as $66.8 million.

The preliminary allocation of the total consideration to the assets acquired and liabilities assumed is as follows:

Purchase price – cash		$575,000
– accounts receivable adjustment		66,902

		641,902
Book value of net assets acquired	370,600
Less: dividend of excess cash	(87,325)

Adjusted net book value		283,275

Purchase price discrepancy		358,627

The purchase price discrepancy will be allocated after asset and liability valuations are finalized by management and an independent valuator.

(b)	Issuance of subscription receipts:

The issuance by Blue Pearl of subscription receipts and exchange into common shares and warrants of * for gross proceeds of $* million and share issue costs of $* million for net proceeds of $* million pursuant to a prospectus offering.

(c)	Long-term debt financing:

Blue Pearl entering into a commitment letter with regard to a $475 million ($450 million long-term and $25 million revolving line of credit) loan facility and the payment of loan commitment fees of $10.125 million pursuant to the term debt financing noted above.

(d)	Payment of dividends by Thompson Creek:

The payment of dividends in the amount of $262.325 million to the shareholders of Thompson Creek prior to the acquisition by Blue Pearl.

(e)	Retained earnings elimination:

Elimination of the historic retained earnings of Thompson Creek.

FS 2-9

BLUE PEARL MINING LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2006
UNAUDITED — SEE COMPILATION REPORT
(all amounts in US$ unless otherwise noted)
(in 000s)
3.	Pro forma adjustments to unaudited pro forma statements of operations:
(a)	To record 6 months and 12 months of interest, respectively, on the debt issuance.

(b)	To record 6 and 12 months of amortization, respectively, on the deferred financing costs related to the issuance of the long-term debt.
4.	Share capital continuity:

The issued and outstanding capital stock of Blue Pearl after the proposed transactions noted above will consist of the following:

	Number of
	Shares	Amount
Outstanding common shares of Blue Pearl at June 30, 2006	48,967	$19,004
Outstanding common shares of Thompson Creek at June 30, 2006	125	—
Issued:
For cash — pursuant to prospectus offering	*	*
Elimination of share capital of Thompson Creek	(125)	—
Payment of share issue costs		(3,000)

Balance as per pro forma balance sheet at June 30, 2006	*	*

FS 2-10

CERTIFICATE OF THE CORPORATION
Dated: September 11, 2006
     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) IAN J. McDONALD	(Signed) T. DEREK PRICE
Chairman and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
On behalf of the Board of Directors

(Signed) KERRY J. KNOLL	(Signed) DENIS C. ARSENAULT
Director	Director

C-1

CERTIFICATE OF THE AGENTS
Dated: September 11, 2006
     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES L.P.	UBS SECURITIES CANADA INC.

By: (Signed) MARK WELLINGS	By: (Signed) DAVID SHAVER
CANACCORD CAPITAL CORPORATION
By: (Signed) ALI PEJMAN
ORION SECURITIES INC.
By: (Signed) RON D’AMBROSIO
BLACKMONT CAPITAL INC.
By: (Signed) RICK VERNON
DUNDEE SECURITIES CORPORATION
By: (Signed) RICHARD M. COHEN
TOLL CROSS SECURITIES INC.
By: (Signed) MARK N.J. ASHCROFT

C-2